Exhibit 99.1

[Convenience translation]

voxeljet AG

Augsburg

ISIN DE000A1X3WJ5/WKN A1X3WJ (shares)

ISIN US92912L2060/WKN A2QBGM (American Depositary Shares)

We invite our shareholders to the

Annual General Meeting

which will be taking place in the offices of the law firm

Hogan Lovells International LLP,

Karl-Scharnagl-Ring 5,

80539 Munich

on Thursday, May 25, 2023, 10:00 am (CEST).

AGENDA

ITEM 1

Presentation of the adopted annual financial statements as of December 31, 2022, the approved consolidated financial statements as of December 31, 2022, the combined management report for voxeljet AG and the Group for the 2022 financial year and the report of the Supervisory Board for the 2022 financial year.

These documents are available on our website http://investor.voxeljet.com/. On request, they will also be sent to the shareholders. Furthermore, the documents will be available during the Annual General Meeting, where they will also be explained in more detail. The Supervisory Board has already approved the annual financial statements and consolidated financial statements prepared by the Management Board. The annual financial statements are thus adopted. Therefore, in accordance with the statutory provisions, there will be no resolution concerning Item 1.

ITEM 2	Resolution on the formal approval of the actions of the Management Board

The Management Board and the Supervisory Board propose that the actions of the members of the Management Board who held office in the 2022 financial year be formally approved for that period.

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ITEM 3	Resolution on the formal approval of the actions of the Supervisory Board

The Management Board and the Supervisory Board propose that the actions of the members of the Supervisory Board who held office in the 2022 financial year be formally approved for that period.

ITEM 4	Resolution on the appointment of the auditor of the financial statements and of the consolidated financial statements for financial year 2023

Following the recommendation of the Audit Committee, the Supervisory Board proposes to appoint the auditing firm PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Bernhard-Wicki-Str. 8, 80636 Munich, Germany, as auditor of the financial statements and of the consolidated financial statements for financial year 2023.

ITEM 5	Resolution on the approval of the Remuneration Report

Pursuant to sec. 162 para. 1 of the German Stock Corporation Act [Aktiengesetz – AktG] ("AktG"), the Management Board and the Supervisory Board must prepare a Remuneration Report annually. Pursuant to sec. 162 para. 3 AktG, the Remuneration Report must be audited by the auditor of the financial statements and must be provided with an audit opinion. Pursuant to sec. 120a para. 4 sentence 1 AktG, the Annual General Meeting resolves on the approval of this Remuneration Report for the preceding year, which was prepared and audited pursuant to sec. 162 AktG.

The Remuneration Report prepared for 2022 financial year pursuant to sec. 162 AktG is reproduced in the information below on Item 5 ("Remuneration Report of voxeljet AG for the 2022 financial year"). It was audited and provided with an audit opinion by the auditor of the financial statements PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Bernhard-Wicki-Str. 8, 80636 Munich.

The Management Board and the Supervisory Board propose that the Remuneration Report of voxeljet AG prepared and audited pursuant to sec. 162 AktG for the 2022 financial year be approved.

ITEM 6

Resolution on the cancellation of the Authorized Capital (Authorized Capital 2022), the creation of a new Authorized Capital (Authorized Capital 2023) with authorization to exclude subscription rights; amendment of the Articles of Association

By resolution of the Annual General Meeting on June 2, 2022, the Management Board was authorized to increase the share capital, with the consent of the Supervisory Board, on one or several occasions in the period until June 1, 2027 against contributions in cash and/or

[Convenience translation]

in kind by a total of up to EUR 3,513,355.00, whereby the shareholders' subscription rights can be excluded (Authorized Capital 2022).

As part of capital increase transactions in October and December 2022, the Company issued new American Depositary Receipts ("ADRs" or "ADSs"). Due to the capital increases, which were entered in the commercial register on October 7, 2022 and December 22, 2022, respectively, the Company's share capital was increased by a total of EUR 2,108,013.00 through the issue of a total of 2,108,013 new shares by partly utilizing the Authorized Capital 2022. As a result, the Company currently only has Authorized Capital of EUR 1,405,342.00 at its disposal.

In order to provide the Company with as much flexibility as possible in its corporate financing, the total Authorized Capital available to the Company is to be increased to 50% of the currently existing share capital and its term is to be extended.

The proposed cancellation of the Authorized Capital 2022 is to become effective only if it is replaced in an effective manner by the Authorized Capital 2023.

The Management Board and the Supervisory Board therefore propose that the following resolution be adopted:

a)	Cancellation of the Authorized Capital 2022

The Authorized Capital 2022 pursuant to the previous § 5 of the Articles of Association is canceled effective as of the date of entry in the commercial register of the Authorized Capital 2023 resolved pursuant to lit. b) and c).

b)	Creation of a new Authorized Capital 2023

The Management Board is authorized to increase the Company's share capital, with the consent of the Supervisory Board, on one or several occasions in the period until May 24, 2028 by a total of up to EUR 4,567,362.00 (in words: four million five hundred and sixty-seven thousand three hundred and sixty-two Euros) by issuing up to 4,567,362 (in words: four million five hundred and sixty-seven thousand three hundred and sixty-two) new registered ordinary shares (no-par value shares) against contributions in cash and/or in kind (Authorized Capital 2023). This authorization may be utilized in partial amounts.

In principle, the shareholders must be granted a subscription right. The statutory subscription right may also be granted in such a way that the new shares are underwritten by a credit institution or an entity operating pursuant to sec. 53 para. 1 sentence 1 or sec. 53b para. 1 sentence 1 or para. 7 of the German Banking Act [Kreditwesengesetz] with the obligation to offer them indirectly to the shareholders for subscription within the meaning of sec. 186 para. 5 AktG.

However, the Management Board is authorized, with the consent of the Supervisory Board, to exclude the shareholders' subscription rights in the event of capital increases against contributions in cash if this is done for the purpose of issuing shares to be placed on the US capital market by means of American Depositary Receipts ("ADRs" or "ADSs") or with institutional and/or private

[Convenience translation]

investors by means of ADRs, and in this connection also for the purpose of covering an over-allotment option granted to the issuing banks, to the extent that the issue price of the new shares does not substantially fall below the stock exchange price of the shares of the same class and features already traded on the stock exchange at the time of the final determination of the issue price within the meaning of sec. 203 paras. 1 and 2, sec. 186 para. 3 sentence 4 AktG. The stock exchange price is also the price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share.

Furthermore, the Management Board is authorized, with the consent of the Supervisory Board, to exclude the statutory subscription rights of the shareholders in connection with one or more capital increases within the scope of the Authorized Capital,

(i)	to exclude from the subscription rights of the shareholders any fractional amounts resulting from the subscription ratio,
(ii)	in the case of capital increases against contributions in kind, in particular – but without limitation – in order to acquire companies, divisions of companies or interests in companies, or
(iii)

in the event that the capital increase takes place against contributions in cash and provided that the issue price of the new shares does not substantially fall below (within the meaning of secs. 203 paras. 1 and 2, 186 para. 3 sentence 4 AktG) the stock exchange price of shares of the same class and features already traded on the stock exchange at the time of the final determination of the issue price and provided that the notional interest in the share capital attributable to the new shares issued pursuant to this no. (iii) subject to the exclusion of the subscription right in accordance with sec. 186 para. 3 sentence 4 AktG does not exceed a total of 10% of the share capital, i.e. of the share capital that exists either at the time of this authorization becoming effective or being exercised. The stock exchange price is also the price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share. The aforementioned threshold of 10% of the share capital must also include new or treasury shares of the Company and ADSs that are issued or sold during the term of this Authorized Capital on a different basis while excluding the subscription rights of the shareholders pursuant to sec. 71 para. 1 no. 8 sentence 5 AktG or sec. 186 para. 3 sentence 4 AktG.

The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the rights attached to the shares and the conditions of the share issue.

The Supervisory Board is authorized to amend the wording of the Articles of Association of the Company after the capital increases have been implemented

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or after the authorization period expires without the Authorized Capital being utilized.

c)	Amendment of the Articles of Association

§ 5 of the Articles of Association is amended and revised as follows:

"§ 5

Authorized Capital

(1)

The Management Board is authorized to increase the Company's share capital, with the consent of the Supervisory Board, on one or several occasions in the period until June 24, 2028 by a total of up to EUR 4,567,362.00 (in words: four million five hundred and sixty-seven thousand three hundred and sixty-two Euros) by issuing up to 4,567,362 (in words: four million five hundred and sixty-seven thousand three hundred and sixty-two) new registered ordinary shares (no-par value shares) against contributions in cash and/or in kind (Authorized Capital 2023). This authorization may be utilized in partial amounts.

(2)

In principle, the shareholders must be granted a subscription right. The statutory subscription right may also be granted in such a way that the new shares are underwritten by a credit institution or an entity operating pursuant to sec. 53 para. 1 sentence 1 or sec. 53b para. 1 sentence 1 or para. 7 of the German Banking Act [Kreditwesengesetz] with the obligation to offer them indirectly to the shareholders for subscription within the meaning of sec. 186 para. 5 AktG.

However, the Management Board is authorized, with the consent of the Supervisory Board, to exclude the shareholders' subscription rights in the event of capital increases against contributions in cash if this is done for the purpose of issuing shares to be placed on the US capital market by means of American Depositary Receipts ("ADRs" or "ADSs") or with institutional and/or private investors by means of ADRs, and in this connection also for the purpose of covering an over-allotment option granted to the issuing banks, to the extent that the issue price of the new shares does not substantially fall below the stock exchange price of the shares of the same class and features already traded on the stock exchange at the time of the final determination of the issue price within the meaning of sec. 203 paras. 1 and 2, sec. 186 para. 3 sentence 4 AktG. The stock exchange price is also the price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share.

Furthermore, the Management Board is authorized, with the consent of the Supervisory Board, to exclude the statutory subscription rights of the shareholders in connection with one or more capital increases within the scope of the Authorized Capital,

[Convenience translation]

(i)	to exclude from the subscription rights of the shareholders any fractional amounts resulting from the subscription ratio,
(ii)	in the case of capital increases against contributions in kind, in particular – but without limitation – in order to acquire companies, divisions of companies or interests in companies, or
(iii)

in the event that the capital increase takes place against contributions in cash and provided that the issue price of the new shares does not substantially fall below (within the meaning of secs. 203 paras. 1 and 2, 186 para. 3 sentence 4 AktG) the stock exchange price of shares of the same class and features already traded on the stock exchange at the time of the final determination of the issue price and provided that the notional interest in the share capital attributable to the new shares issued pursuant to this no. (iii) subject to the exclusion of the subscription right in accordance with sec. 186 para. 3 sentence 4 AktG does not exceed a total of 10% of the share capital, i.e. of the share capital that exists either at the time of this authorization becoming effective or being exercised. The stock exchange price is also the price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share. The aforementioned threshold of 10% of the share capital must also include new or treasury shares of the Company and ADSs that are issued or sold during the term of this Authorized Capital on a different basis while excluding the subscription rights of the shareholders pursuant to sec. 71 para. 1 no. 8 sentence 5 AktG or sec. 186 para. 3 sentence 4 AktG.

(3)	The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the rights attached to the shares and the conditions of the share issue.
(4)

The Supervisory Board is authorized to amend the wording of the Articles of Association of the Company after the capital increases have been implemented or after the authorization period expires without the Authorized Capital being utilized."

ITEM 7	Extension of the authorization to issue stock options (2022 stock option plan) and creation of further Conditional Capital; amendment of the Articles of Association

The Annual General Meeting of the Company on June 2, 2022 authorized the Management Board under Item 7, with the consent of the Supervisory Board, to grant subscription rights on one or more occasions, for the subscription of up to 330,671 no-par value registered ordinary shares of the Company to employees and members of the management of the Company or an affiliated Company. To the extent that the members of the Management Board are beneficiaries, the Supervisory Board is authorized to grant the stock options

[Convenience translation]

(2022 stock option plan). By the same resolution, Conditional Capital in the amount of EUR 330,671 was created (Conditional Capital III, which is designated in the commercial register as Conditional Capital 2022/I).

On the basis of this authorization, 330,669 option rights were issued. It has not yet been possible to exercise these option rights.

In order to ensure that the Company continues to be able to issue subscription rights, the authorization to issue stock options resolved last year is to be extended.

The proposed authorization amends the existing authorization only with regard to the volume and the definition of the group of beneficiaries. For reasons of clarity and better comprehensibility, all provisions of the existing authorization are nevertheless included in the following extension resolution.

The Management Board and the Supervisory Board propose that the following resolution be adopted:

a)	Extension of the authorization to issue stock option rights (2022 stock option plan)

The authorization of the Management Board or - insofar as subscription rights are issued to members of the Management Board - of the Supervisory Board to issue share option rights resolved by the Annual General Meeting on June 2, 2022 under Item 7 is amended to the extent that the number of subscription rights to be issued is increased by 210,801 from currently 330,671 to 541,472.

Furthermore, the group of beneficiaries is redefined as follows: 30% of the option rights, i.e. a total of 162,442 subscription rights, can be issued to members of the Management Board of the Company, 10%, i.e. a total of 54,147 subscription rights, to members of the management of affiliated companies, and 60%, i.e. a total of 324,883 subscription rights, to employees of the Company. The exact group of beneficiaries and the scope of the respective offer will be determined by the Management Board. If subscription rights are to be issued to members of the Management Board, the authorization to do so is granted to the Supervisory Board instead of the Management Board. For the purposes of implementing the stock option plan, the stock options can also be issued in whole or in part to a trustee for the account of the beneficiaries in question or transferred to trustees by the beneficiaries.

In all other respects, the resolution of the Annual General Meeting of June 2, 2022 on Item 7a remains unaffected and applies insofar to the option rights issued pursuant to the resolution on this Item 7a.

Thereafter, the complete authorization reads in its entirety as follows:

The Management Board is authorized, with the consent of the Supervisory Board, to grant subscription rights ("stock options"), on one or more occasions, in the period until June 1, 2027, for the subscription of a total of 541,472 no-par value registered ordinary shares of the Company ("no-par value shares") to employees and members of the management of the Company or of an affiliated company

[Convenience translation]

(together "beneficiaries"). To the extent that the members of the Management Board are beneficiaries, the Supervisory Board is authorized to do so.

30% of the option rights, i.e. a total of 162,442 subscription rights, can be issued to members of the Management Board of the Company, 10%, i.e. a total of 54,147 subscription rights, to members of the management of affiliated companies, and 60%, i.e. a total of 324,883 subscription rights, to employees of the Company. The exact group of beneficiaries and the scope of the respective offer will be determined by the Management Board. If subscription rights are to be issued to members of the Management Board, the authorization to do so is granted to the Supervisory Board instead of the Management Board. For the purposes of implementing the stock option plan, the stock options can also be issued in whole or in part to a trustee for the account of the beneficiaries in question or transferred to trustees by the beneficiaries.

Option rights can be issued in multiple tranches in the period until June 1, 2027, but at the earliest after the Conditional Capital required for servicing the option rights has been entered in the commercial register. Each year, stock options can only be granted to the beneficiaries within the following two-week periods ("subscription period"): one subscription period starts on the day following the Annual General Meeting, one subscription period starts on the day following publication of the annual financial statements, and further subscription periods each start on the day following the publication of any interim financial statements (semi-annual financial statements and/or quarterly financial statements) of the Company.

In any case, the stock options can only be exercised after expiry of a period of at least four years after they were granted ("waiting period"). The option terms can also provide for the stock options to be exercised in several instalments in individual tranches and/or vesting tied to lapse of a period or the satisfaction of conditions (including accelerated vesting in the event of a change of control). The stock options have a term of up to ten years from when they are granted.

The stock options can only be exercised in the following periods ("exercise periods"): The exercise periods commence after an Annual General Meeting of the Company or after the publication of the results for the second and third quarters and have a term of four weeks. If an exercise period falls within the period in which the Company offers its shareholders the right to subscribe for new no-par value shares from a capital increase, the relevant exercise period starts on the next bank working day at the end of the subscription period. The Management Board is authorized to further define these exercise periods, i.e. inter alia shorten them to enable a so-called bulk issuance of stocks.

After expiry of the waiting period, the stock options can be exercised only if the price of the no-par value shares or the price of the depository receipts representing the no-par value shares (American Depository Receipts, "ADRs") on the NASDAQ has exceeded the base price (as defined below) in a period of at least 90 consecutive trading days by a total of at least 20% ("performance target") in the period between the granting of the stock options and the start of the respective exercise period in which the stock options are intended to be exercised. To the extent that

[Convenience translation]

the performance target for exercising the stock options has not been met in an exercise period, the stock options for which the relevant waiting period has expired can be utilized in one of the subsequent exercise periods if the performance target is met in one of the subsequent exercise periods. Stock options for which the waiting period has been met and which have not been exercised despite the performance target having been met in the exercise period can be exercised in a later exercise period even if the performance target has not been met for the respective later exercise period.

The partial exercise of stock options in an exercise period is permissible. In addition to the requirement that the performance target must be met, the option terms can provide for further requirements for the full or partial exercise of the stock options.

A stock option authorizes its holder to purchase a no-par value share of the Company. When exercising the stock options, an exercise price per no-par value share must be paid for each stock option exercised which equals the closing price of a no-par value share in a trading system on the last trading day before issuance of the stock option ("base price"). For this purpose, the closing price is also the closing price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share. In any case, the lowest issue price within the meaning of sec. 9 para. 1 AktG must be paid as the minimum exercise price.

The option terms may also provide for an adjustment of the base price and/or the performance target in the event of a capital increase with subscription rights, a capital increase from company funds, a redistribution of the Company's share capital ("stock split"), a capital reduction and a special dividend paid during the year during the term of the stock options. In the event of a capital increase from company funds, a stock split or a capital reduction, the option terms may provide for the number of subscription rights and the base price as well as the performance target being adjusted accordingly in proportion to the increase or decrease in the number of no-par value shares. In the event of a capital increase with subscription right or a special dividend, the base price and/or the performance target can be adjusted in accordance with the effect of the relevant measure on the stock market price of the no-par value share or the ADR representing such no-par value share on the NASDAQ. The effect of the relevant measure on the stock market price of the no-par value share or the number of ADRs representing such no-par value share is to be calculated based on financial mathematical methods and will be determined in a binding manner by an expert opinion by an auditing company or investment bank.

The stock options are not transferable.

The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the option terms with regard to the legal consequences in the event that the beneficiary's employment with the Company or an affiliated company is terminated. In addition, the option terms can provide for special arrangements in the event that beneficiaries retire, are unable to practice their profession or to work or if beneficiaries pass away. To the extent that members

[Convenience translation]

of the Company's Management Board are concerned, the Supervisory Board will determine such details.

The option terms can provide for special arrangements in the event of, inter alia, the termination or closing of operations or operational units, a takeover of the Company or its integration into another company or a squeeze-out of minority shareholders. Such special arrangements include, in particular, the adjustment of the option terms, the termination of the option terms against compensation or an obligation to exercise the options immediately and/or for a limited period of time.

The option terms may also stipulate that, in the event that the stock options are exercised, the beneficiary is granted own no-par value shares of the Company instead of no-par value shares of the Company from the Conditional Capital resolved under b). Moreover, the option terms may stipulate that, in the event that the stock options are exercised, the beneficiary is granted, at the Company's choice, the equivalent value in money of the no-par value shares instead of the no-par value shares.

The Management Board is authorized, with the consent of the Supervisory Board, to stipulate the further details of the option terms as well as the issuance and features of the subscription shares as well as the technical requirements and procedures for a conversion of the new shares into ADRs for a sale on a stock exchange. The Management Board is also authorized, with the consent of the Supervisory Board, to limit the group of beneficiaries and to grant stock options to individual groups of employees only. If subscription rights are to be issued to members of the Management Board, the authorization to do so is granted to the Supervisory Board instead of the Management Board.

b)	Creation of further Conditional Capital

The Conditional Capital resolved by the Annual General Meeting on June 2, 2022 under Item 7 b is amended as follows:

The Company's share capital will be conditionally increased by up to EUR 541,472 (in words: five hundred and forty-one thousand four hundred and seventy-two) by issuing up to 541,472 (in words: five hundred and forty-one thousand four hundred and seventy-two) no-par value registered shares (ordinary shares). The Conditional Capital serves exclusively to grant subscription rights to members of the Management Board and employees of the Company as well as members of the management of affiliated companies in accordance with the resolutions of the Annual General Meeting of June 2, 2022 on Item 7 and the Annual General Meeting of May 25, 2023 on Item 7. The conditional capital increase will be implemented only to the extent that the holders of subscription rights make use of their rights (Conditional Capital III). The new shares will – if they have been issued by the beginning of the Annual General Meeting of the Company – participate in the profit from the beginning of the preceding financial year, otherwise from the beginning of the financial year in which they are issued.

[Convenience translation]

c)Amendment of the Articles of Association

§ 6 para. 3 of the Articles of Association is amended as follows:

(3)

The Company's share capital is conditionally increased by up to EUR 541,472 (in words: five hundred and forty-one thousand four hundred and seventy-two) by issuing up to 541,472 (in words: five hundred and forty-one thousand four hundred and seventy-two) no-par value registered shares (ordinary shares). The Conditional Capital serves exclusively to grant subscription rights to members of the Management Board and employees of the Company as well as members of the management of affiliated companies in accordance with the resolutions of the Annual General Meeting of June 2, 2022 on Item 7 and the Annual General Meeting of May 25, 2023 on Item 7. The conditional capital increase will be implemented only to the extent that the holders of subscription rights make use of their rights (Conditional Capital III). The new shares will – if they have been issued by the beginning of the Annual General Meeting of the Company – participate in the profit from the beginning of the preceding financial year, otherwise from the beginning of the financial year in which they are issued."

ITEM 8	Resolution on an amendment to the Articles of Association concerning virtual general meetings

Through the German Act on the Introduction of Virtual General Meetings of Public Limited Companies and Amendment of Cooperative and Insolvency and Restructuring Law Provisions [Gesetz zur Einführung virtueller Hauptversammlungen von Aktiengesellschaften und Änderung genossenschafts- sowie insolvenz- und restrukturierungsrechtlicher Vorschriften] (Federal Law Gazette (Bundesgesetzblatt) I No. 27 2022, p. 1166 et seqq.), the virtual general meeting has been permanently regulated in the German Stock Corporation Act [Aktiengesetz]. According to the new section 118a para. 1 sentence 1 case 1 AktG, the Articles of Association may provide for the Annual General Meeting to be held without the physical presence of the shareholders or their proxies at the place of the Annual General Meeting (virtual general meeting). Alternatively, the Articles of Association may authorize the Management Board to provide for such a virtual general meeting, section 118a para. 1 sentence 1 case 2 AktG.

Such authorization of the Management Board is to be included in the Articles of Association of the Company. This will enable the Management Board to decide flexibly on the format of the Annual General Meeting in the future. This seems more expedient than the strict ordering of a virtual general meeting by the Articles of Association. For future Annual General Meetings, it is to be decided separately in each case, taking into account the circumstances of the respective individual case, whether to make use of the authorization and to hold an Annual General Meeting as a virtual general meeting. The Management Board will make its decisions taking into account the interests of the Company and its shareholders, and in doing so will pay particular attention to the protection of shareholders'

[Convenience translation]

rights as well as aspects of health protection for those involved, effort and costs as well as sustainability considerations.

The Management Board and the Supervisory Board propose to resolve as follows:

§ 15 of the Articles of Association of the Company is amended by the addition of a new paragraph 3 to read as follows:

"The Management Board of the Company is authorized to provide that the Annual General Meeting is to be held without the physical presence of the shareholders or their proxies at the place of the Annual General Meeting (virtual general meeting). The foregoing authority applies to annual general meetings held on or before the end of May 24, 2028."

ITEM 9	Resolution on the amendment of the Articles of Association regarding the virtual participation of members of the Supervisory Board in the Annual General Meeting

The members of the Supervisory Board are to physically attend the Annual General Meeting, in principle. However, the Articles of Association may provide for certain cases in which participation may take place by way of video and audio transmission, sec. 118 para. 3 sentence 2 AktG. The pandemic events of the last few years have shown that it would be desirable to make the participation of the members of the Supervisory Board more flexible in various situations.

In order to grant the members of the Supervisory Board the desired flexibility, the Articles of Association of the Company are to be amended accordingly. The members of the Supervisory Board shall be enabled to participate by means of video and audio transmission if they are personally prevented from being present at the place of the Annual General Meeting. In addition to the case of health risks, for example in the context of a pandemic, personal reasons for prevention should also include, for example, a residence or place of work abroad, a required stay abroad or at another location in Germany, as well as an unreasonably long travel time to the place of the Annual General Meeting. If the Annual General Meeting is held as a virtual general meeting without the physical presence of the shareholders or their proxies, the members of the Supervisory Board shall also be allowed to participate by means of video and audio transmission if there is no case of personal prevention.

The Management Board and the Supervisory Board propose to resolve as follows:

§ 16 of the Articles of Association is amended by the addition of the following paragraph 3:

"The members of the Supervisory Board may, in agreement with the Chair of the Supervisory Board, participate in the Annual General Meeting by means of video and audio transmission if they are personally prevented from being present at the place of the Annual General Meeting. Personal reasons for prevention are, for example, a residence or place of work abroad, a required stay abroad or at another location in Germany, an unreasonably long travel time to the place of the Annual

[Convenience translation]

General Meeting or health risks. In a virtual general meeting without physical presence of the shareholders or their proxies at the place of the Annual General Meeting, the members of the Supervisory Board may, in agreement with the Chair of the Supervisory Board, also participate by means of video and audio transmission if there is no case of personal prevention according to the preceding sentence. The Chair of the Annual General Meeting (chair of the meeting) may not participate in the Annual General Meeting by means of video and audio transmission in accordance with the provisions contained in this paragraph."

ITEM 10	Approval of the remuneration system for members of the Management Board

Pursuant to sec. 120a para. 1 sentence 1 AktG, the Annual General Meeting of a listed stock corporation resolves on the approval of the remuneration system for the members of the Management Board submitted by the Supervisory Board. Such a resolution shall be passed whenever there is a material change in the remuneration system, but at least every four years.

On May 26, 2021, the Annual General Meeting of the Company approved under Item 5 the Management Board remuneration system adopted by the Supervisory Board on March 27, 2021 with a majority of 97.55% of the valid votes cast.

Based on the preliminary work of the Remuneration and Nomination Committee, it was resolved on April 5, 2023 to adjust the Management Board remuneration system. This is set out in the supplementary information on Item 10 below and will be submitted to the Annual General Meeting for approval.

The background to the adjustment is the Exchange Act Rule 10D-1 adopted by the Securities Exchange Commission ("SEC"). According to this, the stock exchanges in the United States of America are to issue so-called listing standards, according to which issuers are to be able to demand reimbursement of variable remuneration components of executives, in particular in the event of necessary balance sheet adjustments. The so-called “claw-back rules" in the current Management Board remuneration system provide for such a claw-back only in the case of a serious breach of duty. In order to implement the requirements of the new listing standards, more extensive claw-back options are necessary. The Management Board remuneration system now submitted for approval was adjusted in section 10, which regulates the Company's option to reclaim variable remuneration components. It now provides that contracts with members of the Management Board should also include claw-back options that meet the requirements of the new US Claw-back Rules. Otherwise, the regulations of the Management Board remuneration system remain unaffected.

The Supervisory Board proposes that the remuneration system for the members of the Management Board adopted by the Supervisory Board on April 5, 2023 be approved.

[Convenience translation]

ITEM 11.	Election of a member of the Supervisory Board

Pursuant to sections 95, 96 para. 1 AktG and § 10 para. 1 of the Articles of Association as currently applicable, the Supervisory Board is composed of three members elected by the General Meeting. The General Meeting is not bound by election proposals.

Ms. Kerstin von Diemar has informed the Company on 3 April 2023 that she will resign from her office as member of the Supervisory Board of the Company for professional reasons with effect from the end of the General Meeting that resolves on her formal approval for financial year 2022. Thus, it is necessary to elect a new member of the Supervisory Board.

Following the recommendation of the Compensation and Nomination Committee, the Supervisory Board proposes to elect as member of the Supervisory Board with effect from the end of the Annual General Meeting 2023:

Ms. Jacqueline Dee Schneider, resident of Cable, Wisconsin, USA,

Director in the Board of Directors of Tempo Automation Holdings, Inc. and independent consultant,

for the period up to the end of the General Meeting that resolves on her formal approval for financial year 2023.

With regard to memberships of Ms. Schneider in other Supervisory Boards which are to be established pursuant to statutory law, and in other comparable domestic and foreign supervisory bodies of commercial enterprises, the following information is provided:

Ms. Schneider is not a member of any other Supervisory Boards which are to be established pursuant to German statutory provisions. However, Ms. Schneider is a member of the Board of Directors of Tempo Automation Holdings, Inc.

The Supervisory Board has satisfied itself that Ms. Schneider can devote the expected amount of time required. In the appraisal of the Supervisory Board, there are no personal or business relationships between Ms. Schneider and the Company or any directly or indirectly participating shareholder with more than 10 Percent of the voting shares in the Company which are decisive for the election decision of an objectively judging shareholder.

The candidate's curriculum vitae, supplemented by an overview of the candidate's significant activities in addition to the Supervisory Board mandate, can be found below and on our company website at http://investor.voxeljet.com/.

Voxeljet AG generally holds elections of Supervisory Board members by means of individual voting.

Curriculum vitae

Name	Jacqueline Dee Schneider
Education	1983-1987 St. Cloud State University Bachelor of Science, Marketing

[Convenience translation]

Professional Experience	Since 2021 Member of the Board of Directors at Tempo Automation Holdings, Inc.
2020 – 2021 Advisor of Tempo Automation Holdings, Inc. in the areas of sales and marketing
2019 – 2022 Member of the Board of Directors of Edge Precision Manufacturing
2019 - 2021 Founder and consultant at Northpointe Advisors, LLC, a company which offers consulting services to fast-growing technology companies
2016 – 2019 Chief Revenue Officer at Field Nation, LLC
2007 – 2016 Global Vice President of Sales & Customer Service Proto Labs
2005 – 2007 National Sales Director Comm-Works
2005 Director of Account Management Concur Technologies
2002 – 2004 Director of Global Sales Landscape Structures, Inc.
1998 – 2002 Vice President Sales Hallmark Insights
1994 – 1997 Manager, Trade Associations Nets Inc. / IndustryNet
1991 – 1994 Account Manager Sopheon (formerly Teltech)

Significant activities in addition to Supervisory Board mandate

●	Consultant for Praxis Ventures, 3DEO, Xometry and Susquehanna Growth Equity (SGE)

[Convenience translation]

ITEM 12	Resolution on the expansion of the Supervisory Board and the corresponding amendment of the Articles of Association

Pursuant to sections 95, 96 para. 1 of the AktG and § 10 para. 1 of the Articles of Association, the Supervisory Board of the Company is composed of three members to be elected by the Annual General Meeting. The Supervisory Board is to be expanded by one additional member to a total of four members. The Company shall thereby benefit from the additional expertise of another Supervisory Board member.

The Management Board and the Supervisory Board propose to resolve as follows:

§ 10 para. 1 of the Articles of Association shall be reworded as follows:

"The Supervisory Board of the Company shall consist of four members.”

ITEM 13	Election of an additional member of the Supervisory Board

Pursuant to sections 95, 96 para. 1 of the AktG and the currently valid § 10 para. 1 of the Articles of Association, the Supervisory Board of the Company is composed of three members. After entry of the amendment to the Articles of Association to be resolved under Item 12 in the commercial register, the Supervisory Board will be composed of four members to be elected by the Annual General Meeting in accordance with the then valid § 10 para. 1 of the Articles of Association.

In order to avoid an understaffing of the Supervisory Board in the event that the resolution proposal of the Management Board and Supervisory Board under agenda item 12 to expand the Supervisory Board to four persons is adopted, the Annual General Meeting shall elect an additional member of the Supervisory Board in the event that the corresponding amendment to the Articles of Association becomes effective by registration in the commercial register. The Annual General Meeting is not bound by election proposals.

Following the recommendation of the Compensation and Nomination Committee, the Supervisory Board proposes to elect as member of the Supervisory Board subject to the condition precedent that and with effect from the entry in the commercial register of the amendment to § 10 para. 1 of the Articles of Association to be resolved under agenda item 12:

Ms. Jane Marie Arnold, resident of Houston, Texas, USA,

Venture Partner at Momenta Partners and independent consultant at Jane Arnold and Associates,

for the period up to the end of the General Meeting that resolves on her formal approval for financial year 2023.

With regard to memberships of Ms. Jane in other Supervisory Boards which are to be established pursuant to statutory law, and in other comparable domestic and foreign supervisory bodies of commercial enterprises, the following information is provided:

[Convenience translation]

Ms. Arnold is not a member of any other Supervisory Boards which are to be established pursuant to German statutory provisions. Ms Arnold is not a member of a comparable domestic and foreign supervisory board of a commercial enterprise.

The Supervisory Board has satisfied itself that Ms. Arnold can devote the expected amount of time required. In the appraisal of the Supervisory Board, there are no personal or business relationships between Ms. Arnold and the Company or any directly or indirectly participating shareholder with more than 10 Percent of the voting shares in the Company which are decisive for the election decision of an objectively judging shareholder.

The candidate's curriculum vitae, supplemented by an overview of the candidate's significant activities in addition to the Supervisory Board mandate, can be found below and on our company website at http://investor.voxeljet.com/.

Voxeljet AG generally holds elections of Supervisory Board members by means of individual voting.

Curriculum vitae

Name	Jane Marie Arnold
Education	2022 MIT Sloan School of Management, Boston, Massachusetts. Executive Certificate in Technology and Operations
2019 Oxford University Oxford, UK, Business Economics Program
University of Houston Clear Lake, Texas Bachelor of Science in Mathematics
Professional Experience	Since December 2022 Venture Partner Momenta Partners
Since November 2022 Independent Consultant Aperio AI
Since October 2022 Consultant Jane Arnold & Associates
2021 – 2022 Vice President Operations Technology Stanley Black & Decker
2017 – 2021 Senior Vice President Global Process Control Technology Covestro / Bayer Material Science
2015 – 2017 Director of Manufacturing, MDI Intermediates Covestro / Bayer Material Science

[Convenience translation]

2012 – 2015 Senior Production Manager, MDI Train Covestro / Bayer Material Science
2005 – 2011 Manager of Automation Covestro / Bayer Material Science

Significant activities in addition to Supervisory Board mandate

●	Consultant at Jane Arnold & Associates, Momenta Partners and Aperio AI
ITEM 14.	Resolution on the remuneration of the Supervisory Board members

Pursuant to sec. 113 para. 3 AktG, the Annual General Meeting must adopt a resolution on the remuneration of the Supervisory Board members at least every four years. Pursuant to sec. 113 para. 1 sentence 2 AktG, the remuneration can, as a rule, be determined in the Articles of Association or approved by the Annual General Meeting. Art. 14 of the Company's Articles of Association requires the remuneration to be approved by the Annual General Meeting.

The current rules regarding the remuneration of the Supervisory Board members were resolved by the Annual General Meeting on 26 May 2021. In respect of the forthcoming expansion of the Supervisory Board, the compensation arrangements are to be adjusted.

The abstract remuneration system, on which the following proposed resolution is based, including the information pursuant to sec. 113 para. 3 sentence 2, sec. 87a para. 1 sentence 2 AktG (“System of Remuneration for the Supervisory Board members”), is outlined in the supplementary information for ITEM 14 below.

The Management Board and the Supervisory Board propose that the remuneration of the members of voxeljet AG's Supervisory Board be determined as follows and the System of Remuneration for the Supervisory Board members be approved:

a)

The fixed annual remuneration of the ordinary Supervisory Board members amounts to EUR 30,000.00 per member for the duration of their service on the Supervisory Board. The Chair of the Supervisory Board is granted a fixed annual remuneration of EUR 60,000.00 for the duration of their service on the Supervisory Board; the Deputy Chair of the Supervisory Board is granted a fixed annual remuneration of EUR 45,000.00 for the duration of their service on the Supervisory Board. The chair of the audit committee receives an additional annual remuneration of EUR 20,000.00 for the duration of their appointment as chair. The chair of the compensation and nomination committee receives an additional annual remuneration of EUR 10,000.00 for the duration of their appointment as chair.

b)

A Supervisory Board member whose membership does not cover a full financial year is remunerated pro rata temporis, with the duration of their membership being rounded up to whole months. This provision applies accordingly to the Chair or Deputy Chair of the Supervisory Board or the chair of a committee.

[Convenience translation]

c)

The remuneration for service on the Supervisory Board is due and payable in each case after the close of the Annual General Meeting that receives the annual financial statements for the past financial year or decides upon their approval.

d)

The Supervisory Board members are included in a D&O insurance policy which is maintained in an appropriate amount by the Company in its interests for officers and certain employees of the voxeljet Group. The premiums for this insurance are paid by the Company. Furthermore, the Company reimburses each Supervisory Board member for the expenses incurred by them in the course of their duties as a Supervisory Board member as well as for the VAT payable on their remuneration.

e)	These rules regarding remuneration apply for the first time for financial year 2024.

FURTHER INFORMATION, NOTES and REPORTS

I. Supplementary information for ITEM 5: Remuneration Report

A. Remuneration Report of voxeljet AG for the 2022 financial year

This Remuneration Report describes the remuneration granted and owed to the current members of the Management Board and the current and former members of the Supervisory Board of voxeljet AG in the 2022 financial year. The structure and amount of the individual components of the remuneration for the Management Board and the Supervisory Board is explained in the Report in detail and for each individual person. The Remuneration Report was prepared jointly by the Management Board and the Supervisory Board and complies with the requirements of sec. 162 AktG and the recommendations of the German Corporate Governance Code. This Remuneration Report will be submitted to the Annual General Meeting of the Company for approval on 25 May 2023.

The remuneration report for fiscal year 2021 was presented to last year's Annual General Meeting on June 2, 2022. It was approved by 95.12 % of the votes validly cast. On the basis of this approval, there was no reason to question the compensation system as such, its implementation, or the way in which it is reported.

1.Remuneration of Management Board members in the 2022 financial year

For the entire 2022 financial year, the Management Board of voxeljet AG consisted of Dr. Ingo Ederer and Mr. Rudolf Franz. Both members of the Management Board receive their remuneration exclusively from voxeljet AG on the basis of their contracts of employment with the Company. Other than those mentioned above, no Management Board members were granted or owed a remuneration in the 2022 financial year (hereinafter also referred to as "reporting period").

[Convenience translation]

1.1	Main elements of the remuneration system

The Supervisory Board of voxeljet AG has adopted a resolution for a new Management Board remuneration system on March 27, 2021, that complies with the provisions of sec. 87a AktG and, with few exceptions, also with the recommendations of the German Corporate Governance Code. This remuneration system was submitted to the Annual General Meeting of voxeljet AG on 26 May 2021 under Item 5 and approved by the Annual General Meeting with 97.55% of the valid votes cast. However, the contracts of employment with the Management Board members in office in the 2022 financial year were entered into in December 2020 and thus, before the Supervisory Board and the Annual General Meeting adopted the resolution for the new remuneration system. Pursuant to the transitional provision of sec. 26j para. 1 sentence 3 half-sentence 2 of the Introductory Act to the German Stock Corporation Act [Einführungsgesetz zum Aktiengesetz] (EGAktG), the contracts of employment remain unaffected by the new Management Board remuneration system. Accordingly, the remuneration granted in reporting period deviates in part from the new remuneration system resolved in financial year 2021.

We will therefore firstly set out the main elements of the remuneration system applied in the reporting period, which is largely identical with the new remuneration system. Subsequently, significant changes based on the new remuneration system are outlined. For further information, reference is made to the detailed description of the new Management Board remuneration system, which is published as an annex to the convocation of the Annual General Meeting of 26 May 2021 in the German Federal Gazette [Bundesanzeiger] and on the voxeljet AG website.

(a)Main elements of the Management Board remuneration system in the 2022 financial year

The structure of the remuneration system for the Management Board, including the key contractual elements, is discussed, regularly reviewed and adopted by the whole Supervisory Board. The remuneration of the Management Board is determined based on the size of the Company, its economic and financial position as well as the amount and structure of the management board remuneration at comparable companies in Germany. The remuneration is calculated such that it is competitive on the market for highly qualified executives and provides incentives for successful performance at a high level.

The remuneration for the Management Board members consists of non-performance-related and performance-related components. The non-performance-related remuneration ensures that the Management Board members receive an appropriate basic income and therefore prevents inappropriate risks being taken. The non-performance-related base remuneration includes a fixed salary paid on a monthly basis as well as benefits in kind and fringe benefits that essentially consist of a company

[Convenience translation]

car with the option for private use, other work equipment and allowances for insurance policies.

In addition to a fixed remuneration component, the remuneration system comprises two variable components that are based on the current performance of the Company (short-term incentive) and on sustainable long-term development of the Company (long-term incentive).

The short-term variable remuneration (hereinafter referred to as the "bonus") rewards the contribution made in any given financial year to operationally implementing the business strategy, and thus contributes to the long-term development of the Company. It takes into account the Company's performance in any given financial year and the specific individual challenges faced by the individual Management Board member. The amount of the bonus will depend on the degree of achievement of certain targets. Its amount is always limited to a maximum of 30% of the annual fixed salary. The targets set for the 2022 financial year were to achieve a certain revenue target and an EBITDA target (weighting: 30% of the bonus), a certain liquidity target (weighting: 50% of the bonus), as well as certain individual function-related targets depending on the function and area of activity of the member in question (20% of the bonus). The targets set for financial year 2021 were also to achieve a revenue and an EBITDA target (30% of the bonus), a certain liquidity target (50% of the bonus), as well as certain individual function-related targets depending on the function and area of activity of the member in question (20% of the bonus).

For financial year 2021, on the basis of the result of the consolidated financial statements of voxeljet AG, the Supervisory Board resolved the following targets and achievements:

Target achievement in FY 2021		100% target	Max. amount in thousand Euros (KEUR)[1]	Achievement
30%	EBITDA (IFRS)	EUR – 5.7 m	58[2]	–
	Revenue target (IFRS)[3]	EUR 27.4 m

[1]	In each case, the total amount for both members of the Management Board is stated, half of which was earmarked for the individual member of the Management Board.
[2]

The value of KEUR 58 (KEUR 29 for each member of the Management Board) is intended for a 100 percent achievement of the revenue target. An additional prerequisite is the achievement of the EBITDA target. No bonus will be paid if any of the targets are not met. If the EBITDA target is achieved and the revenue target is exceeded, the following applies: The variable remuneration increases by three additional percentage points for every one percentage point by which the revenue target is exceeded. However, the increase must not result in the maximum amount of the short-term variable remuneration of KEUR 97 (for each member of the Management Board) being exceeded. Depending on the degree of target achievement with regard to the other targets, an amount between KEUR 0–97 (for each member of the Management Board) could in theory be achieved for the revenue target. The maximum amount would be reached according to the formula shown if the other targets were not met, the EBITDA target was met and the revenue target was met with 178%. This corresponds to a target corridor for the revenue target ranging from 100% (EUR 27.4 million) to 178% (revenue: EUR 48.8 million).

[3]	For Dr. Ederer, the revenue target was at the same time linked to the condition that the revenue from the sale of at least three ICP printers had to be included.

[Convenience translation]

Target achievement in FY 2021		100% target	Max. amount in thousand Euros (KEUR)[1]	Achievement
50%	Liquidity target[4]	EUR 7.3 m	97	Dr. Ederer	–
				Franz	100%
20%	Individual targets		39	Dr. Ederer[5]	75%
				Franz[6]	100%

The long-term variable remuneration is determined on the basis of a three-year assessment period. It rewards the contribution made during this period to the operational implementation of the business strategy and therefore to the Company's long-term development. The amount of the long-term variable remuneration depends on the degree of achievement of certain targets. For a three-year assessment period, it is always limited to 100% of an annual fixed salary. For the current assessment period 2022–2024, the following targets were set in February 2022: achievement of a certain revenue target (weighting of 60% of the long-term variable remuneration), and a certain market value7 (40%). The long-term variable remuneration earned in this assessment period will not be due for payment until the 2025 financial year. It will be reported in the Remuneration Report for financial year 2025. In the 2022 financial year, the long-term variable remuneration earned in the 2019-2021 assessment period would have had to be paid out. For this period, the following targets were set in February 2019: achievement of a certain market value for the Company (weighting: 35% of the long-term variable remuneration), a certain gross margin at group

[4]	The liquidity target was set differently for the two members of the Management Board in that successful capital measures were only included in the calculation of the target achievement for Mr. Franz.
[5]

Four individual targets with equal weighting were set for Dr. Ederer. They consist of (a) the sale of a certain number of ICP printers, (b) the completion of a HSS machine for installation at the customer's site in the first quarter of 2022, (c) certain monthly reporting obligations, and (d) process improvements in the areas of systems, service, purchase and R&D. If the individual targets are exceeded, this does not result in an increase in the variable remuneration envisaged for them. Accordingly, the amount achievable for each of the five individual targets ranges between KEUR 0-5.

[6]

Two differently weighted individual targets were set for Mr. Franz. They consisted to two-thirds of improving the processes in financial reporting and in the areas of FCA, M&S, BD/IR and Management Back Office, and to one-third of improving the financial reporting processes by implementing a specific SAP tool. If the individual targets are exceeded, this does not result in an increase in the variable remuneration envisaged for them. Accordingly, the amount achievable for one individual target ranges from TEUR 0-6 and the amount achievable for the other individual target ranges from TEUR 0-13.

[7]	Calculated on the basis of the average of the last 30 bank working days in Q4-2021.

[Convenience translation]

level (25%) and achievement of a certain operating cash flow at group level (40%). However, these targets have not been achieved.

Target Achievement 2019–2021		100% target	Max. amount in thousand Euros (KEUR)[8]
35%	Market value[9]	EUR 100 million	252[10]
25%	Gross margin[11] at Group level.	> 40%	180
40%	Operating cash flow at Group level.	> 0	288

The contracts of employment stipulate that the Management Board may receive a number of option rights on shares of the Company to be  determined by the Supervisory Board. Stock options create an incentive for the long-term development of the company’s value. In the financial year, the members of the Management Board held share options issued on the basis of the 2017 option plan and the 2022 option plan.

The options granted on the basis of the 2017 stock option plan entitle the members of the Management Board to subscribe for no-par value shares in the Company against payment of the subscription price, as soon as a waiting period of four years has elapsed and the value of the shares (or the ADRs representing the shares) has increased by at least 20% over the exercise price over a period of 90 consecutive trading days. The subscription rights have a term of ten years. The price to be paid for each no-par value share when the stock options are exercised equals the base price. The base price for a no-par value share equals the closing price of an ADR of the Company listed on the NYSE on the last trading day before issuance of the stock options, multiplied by the number of ADRs representing one share. After expiry of a waiting period, the stock options can be exercised for a period of six years within certain exercise periods. An exercise period always starts upon expiry of the second trading day following publication of interim financial statements for a quarter of a

[8]	In each case, the total amount for both members of the Management Board is stated, half of which was earmarked for the individual member of the Management Board.
[9]	Calculated on the basis of the average of the last 30 bank working days in Q4-2021.
[10]

The value of KEUR 252 (KEUR 126 for each member of the Management Board) is intended for a 100 percent achievement of the market value target. If this target is exceeded, the following applies: The variable remuneration increases by three additional percentage points for every one percentage point by which the target is exceeded. However, the increase must not result in the maximum amount of the long-term variable remuneration of KEUR 360 (for each member of the Management Board) being exceeded – this corresponds to 100 % of an annual fixed remuneration that when the goals were announced amounted to KEUR 360. Depending on the degree of target achievement with regard to the other targets, an amount between KEUR 0-360 (for each member of the Management Board) could in theory be achieved for the market value target. This corresponds to a target corridor from 100% (market value EUR 100 million) to 152% (market value EUR 152 million).

[11]	The gross margin corresponds to the key performance indicator gross profit margin according to IFRS at group level.

[Convenience translation]

financial year and ends upon close of trading 15 days before expiry of the current quarter of a financial year.

The 2022 stock option plan emulates the 2017 stock option plan. It only differs with regard to the exercise periods. The exercise periods commence after an Annual General Meeting of the Company or after the publication of the results for the second and third quarters. They also have a term of four weeks each.

During the reporting period, Dr. Ederer has been granted 49,601 and Mr. Franz 49,600 stock options.

As of the reporting date, the members of the Management Board held the following stock options:

Date of issue	Expiry of the waiting period	Exercise price	Market value as of date of issue[12]	Number
				Dr. Ederer	Franz
2017/04/07	2021/04/07	USD 13.90	USD 8.00	69,750	69,750
2018/04/12	2018/04/12	USD 16.15	USD 9.74	23,250	23,250
2022/11/23	2026/11/23	USD 3.04	USD 1.90	49,601	49,600

(b)Changes as a result of the new Management Board remuneration system

The new remuneration system that was resolved by the Supervisory Board on March 27, 2021 and approved by the Annual General Meeting on May 26, 2021 applies to all new Management Board members' contracts of service. This system essentially continued the previously applicable remuneration system and adjusted individual parts of that system where this was necessary under the new provisions of the German Act Implementing the Second Shareholder Rights Directive [Gesetz zur Umsetzung der zweiten Aktionärsrechterichtlinie] (ARUG II) or seemed appropriate pursuant to the recommendations of the revised German Corporate Governance Code (GCGC). The key changes made to this system will be summarized below. For detailed information, reference is made to the description in the annex to the convocation of the Annual General Meeting of May 26, 2021 published in the German Federal Gazette and on the voxeljet AG website.

The new remuneration system explicitly stipulates the maximum amount of remuneration. All fixed and variable remuneration components, including the percentage they make up of the overall remuneration, are indicated in the new remuneration system.

[12]	The market value at issuance has been determined by means of a Monte Carlo simulation.

[Convenience translation]

Under the new system, the long-term variable remuneration depends on whether two company-related and additional individual targets are achieved. Achievement of the company targets is measured based on two financial performance criteria for which the Supervisory Board focuses on the criteria of growth and increase in value for the shareholders. In order to measure the individual performance of each Management Board member, the Supervisory Board agrees with the Management Board members non-financial targets selected by the Supervisory Board from the area of ESG.

Express "malus" and “claw-back provisions" provide for the claw-back of variable remuneration components.

Undertakings in connection with the termination of the appointment as a Management Board member are set out in more detail. Management Board members' contracts of service entered into under the new system do not contain any benefit plans for an early termination due to a change of control.

1.2	Remuneration granted and owed to the members of the Management Board in the 2022 financial year

The following can be reported on the remuneration granted and owed to Management Board members in the 2022 financial year:

(a)Fixed and variable remuneration components

In the following, the remuneration "granted" and "owed" to each individual Management Board member in the 2022 financial year will be outlined. Remuneration has been granted within the meaning of sec. 162 para. 1 sentence 1 AktG if it was actually received by the Management Board member during the relevant financial year, i.e. if it accrued to the Management Board member's private assets. The remuneration is owed if it has become due pursuant to the legal definition, but has not been paid, within the relevant financial year.

For the remuneration system in question of voxeljet AG, this understanding of the terms means that the year in which the Management Board member rendered the performance and the reporting year may not be the same.

The short-term variable remuneration will not be paid in the financial year in which the target was achieved, but in the following financial year, after the audited consolidated IFRS annual financial statements are available. Thus, it is neither granted nor due, i.e. owed, pursuant to the legal definition. For this reason, the only bonus reported in the Remuneration Report for the 2022 financial year is the bonus granted or owed which was earned because the targets set for the 2021 financial year were achieved. On the other hand, a report regarding remuneration for the bonus earned in the 2022 financial year by achieving the targets

[Convenience translation]

set for this year will only be provided in the Remuneration Report of the 2023 financial year.

The same applies to the long-term variable remuneration. The remuneration for the targets achieved does not become payable until the financial year following the last financial year of the three-year assessment period. The current assessment period covers the 2022-2024 period. The long-term variable remuneration for the targets achieved in this assessment period will not be due for payment until the 2025 financial year. This will therefore only be reported in the Remuneration Report for financial year 2025. In the 2022 financial year, on the other hand, the long-term variable remuneration would have had to be paid out for the achievement of targets in the previous assessment period 2019-2021, which is therefore to be reported in this Remuneration Report for the 2022 financial year.

The following table shows, itemized for each individual, which fixed and variable remuneration components were granted and owed to the Management Board members in reporting period and also indicates the relative proportion of each component.

[Convenience translation]

Granted and owed remuneration in the 2022 financial year		Dr. Ingo Ederer		Rudolf Franz
		KEUR	Share %	KEUR	Share %
Fixed remuneration	Base remuneration	288	89	288	74
	Fringe benefits[13]	19	6	32	8
	Total	307	95	320	82
Variable remuneration	Short-term variable remuneration (for targets achieved in the FY 2021)	15	5	68	18
	Long-term variable remuneration (for targets achieved in period 2019–2021)	–	–	–	–
Total remuneration		322	100	388	100

(b)Claw-back of variable remuneration components

No variable remuneration components were clawed back in reporting period. The contracts of the Management Board members applicable in the 2022 financial year did not contain any "malus" or "claw-back provisions". Nor did the Supervisory Board have any reason to claw back variable remunerations components in the 2022 financial year.

(c)Deviations from the remuneration system

The Supervisory Board did not have any reason to deviate from the applicable remuneration system in the reporting period. In this respect, it is pointed out once again that, due to the transitional provision of sec. 26j para. 1 sentence 3 half-sentence 2 EGAktG, the Management Board remuneration system approved by the Annual General Meeting on 26 May 2021 does not apply to the contracts of service of the Management Board members entered into in December 2020 and applicable in the 2022 financial year.

[13]	The fringe benefits include a company car (also for private use) and allowances for insurance policies.

[Convenience translation]

(d)Observance of the maximum remuneration

According to the information provided above, the total remuneration for the 2022 financial year amounts to KEUR 322 for Dr. Ederer and to KEUR 388 for Mr. Franz.

The aforementioned amounts do not exceed the maximum annual remuneration of KEUR 650 for Chair of the Management Board or KEUR 550 for ordinary Management Board members provided for in the new remuneration system approved by the Annual General Meeting on 26 May 2021 which is, however, not applicable in the 2022 financial year.

(e)Undertakings in connection with the termination of the appointment as a Management Board member

If a Management Board member leaves the Management Board in the course of a financial year, the fixed and variable remuneration will be paid pro rata for this financial year. However, this does not apply to the variable remuneration if the Management Board member leaves because the Company gives notice of extraordinary termination. In this case, the Management Board member is not entitled to the variable remuneration for the financial year in which the Management Board member leaves.

In the event of a change of control, the members of the Management Board have a one-time special right of termination; if they exercise this right, they are entitled to a severance payment. This severance payment is composed of 50% of the total of the Management Board member's remuneration that has no longer arisen or been paid due to the early termination of the service relationship (fixed salary and variable performance-related remuneration based on the assumption that 100% of targets have been achieved) and of an additional payment amounting to two annual fixed salaries. The amount of the severance payment is limited to a maximum of KEUR 1,425. If the Company terminates the service relationship for good cause, the Management Board member is not entitled to a severance payment.

Furthermore, a non-compete covenant has been agreed with the Management Board members. This provides for a compensation amounting to 100% of the most recent fixed remuneration received for each year covered by the non-compete covenant. However, it may not be less than 50% of the most recent total annual remuneration received (including the variable remuneration paid). If the Company terminates the service relationship for good cause, it has the right to renounce the non-compete covenant. This will then become invalid and, as a result, there will be no claim to compensation.

If a Management Board member passes away, the Management Board member's heirs will be entitled to the fixed salary for three months following the month of the Management Board member's death.

[Convenience translation]

2.	Remuneration of the members of the Supervisory Board for the 2022 financial year

Mr. Peter Nietzer, Mr. Volker Neuber and Mrs. Kerstin von Diemar are the current members of the Supervisory Board of voxeljet AG. In addition, remuneration was granted to Dr. Stefan Söhn as a former member of the Supervisory Board. Other than those mentioned above, no members were granted or owed a remuneration for service on the Supervisory Board in the reporting period.

Pursuant to § 14 of the Articles of Association, the remuneration of the members of the Supervisory Board is approved by the Annual General Meeting. Under Item 6, the Annual General Meeting on 26 May 2021 also resolved to implement a new remuneration system for the members of the Supervisory Board. Pursuant to this, the remuneration for service on the Supervisory Board rendered in a specific financial year is not due and payable until the close of the Annual General Meeting that receives the annual financial statements for the relevant past financial year or decides upon their approval.

This means that the service is not rendered in the same period it is reported: In the reporting period for the 2022 financial year, only the remuneration for service on the Supervisory Board in financial year 2021 was granted, because such remuneration did not become due until the 2022 financial year. The remuneration for service rendered in the 2022 financial year, on the other hand, will not become due until the close of the Annual General Meeting 2023. Thus, it will be granted in the 2023 financial year and will be part of the next Remuneration Report.

2.1	Overview of the remuneration system

The remuneration system for the members of the Supervisory Board, the implementation of which was resolved by the Annual General Meeting on 26 May 2021 under Item with 99.18% of the valid votes cast, applied for the first time in the 2021 financial year. This provides for a purely fixed remuneration of the members of the Supervisory Board. It does not contain variable or share-based components. Granting a purely fixed remuneration is in line with the common practice of other listed companies and has proved worthwhile. The Management Board and Supervisory Board take the view that a purely fixed remuneration is the most suitable way of strengthening the independence of the Supervisory Board. Furthermore, it is the most appropriate way of recognizing the advisory and supervisory role of the Supervisory Board to be fulfilled regardless of the Company's performance. After all, a purely fixed remuneration is also provided for in recommendation G. 18 sentence 1 of the German Corporate Governance Code.

The amount of remuneration in each case depends on the duties assumed by the Supervisory Board. The annual remuneration amounts to KEUR 80 for the Chair of the Supervisory Board, KEUR 60 for the Deputy Chair and KEUR 40 for every other Supervisory Board member. The Chair of a Supervisory Board also receives an annual remuneration of KEUR 60 for the duration of the

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chairmanship. If a member of the Supervisory Board holds several positions with higher remuneration, such member will receive the remuneration only for the most highly remunerated position. If and to the extent a Supervisory Board member does not serve on the Supervisory Board for a full financial year, such member's remuneration will be paid pro rata temporis rounded to full months. For further information, reference is made to the description of the remuneration system in the invitation to the Annual General Meeting of 26 May 2021 which was published in the German Federal Gazette and on the voxeljet AG website.

2.2	Remuneration granted and owed to the members of the Supervisory Board in the 2022 financial year

The current and former members of the Supervisory Board of voxeljet AG have been granted the following remuneration in the reporting period on the basis of the applicable remuneration system:

Name (position in the 2021 financial year)	Remuneration in KEUR[14]
Nietzer, Peter G (Chair of the plenary assembly and both committees)	80
Neuber, Volker (Member of the Supervisory Board and Deputy Chair since 26 May 2021)	52
von Diemar, Kerstin (Member of the Supervisory Board since 26 May 2021)	24
Dr. Söhn, Stefan (Deputy Chair in the 2021 financial year until 26 May 2021)	24

No remuneration was owed to the members of the Supervisory Board beyond the granted remuneration that is set out in the table. The remuneration for service on the Supervisory Board in the 2022 financial year is not due until the close of the Annual General Meeting 2023 and, within the meaning of sec. 162 AktG, is not owed until this point in time. This will be reported in the Remuneration Report for the 2023 financial year.

3.	Miscellaneous

voxeljet AG has taken out group pecuniary loss liability insurance [Vermögensschaden-Haftpflicht-Versicherung] for members of the Supervisory

[14]	The members of the Supervisory Board are exclusively granted a fixed remuneration. The relative share of this fixed remuneration is therefore 100% in each case.

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Board and the Management Board and for certain other employees. In addition, the members of the Supervisory Board are covered by a so-called two-tier trigger (TTT) policy. The insurance policies are taken out or extended each year. They cover personal liability in the event that claims for pecuniary damage are asserted against one of the persons covered by such policies in the performance of their duties for the Company. With effect from their appointment, the members of the Management Board are subject to a deductible in accordance with the provisions of the German Stock Corporation Act.

4.	Comparative presentation

Pursuant to sec. 162 para. 1 sentence 2 no. 2 AktG, the Remuneration Report must comprise a presentation compared to the previous years of the changes in remuneration and the Company's earnings performance as well as the average remuneration for employees over the course of the last five financial years, on a full-time equivalent basis. Pursuant to the transitional provision of sec. 26j para. 2 sentence 2 EGAktG applicable in this regard, for the transition period of the five financial years since the Remuneration Report was prepared for the first time, it is sufficient to include the period since the 2021 financial year in the comparison to determine the average remuneration of the workforce. voxeljet AG decided to exceed these requirements and, except for the data on the workforce, include the development compared with the financial years 2018, 2019, and 2020 in this Remuneration Report.15

The key performance indicators revenue and total gross profit, which the Management Board and the Supervisory Board consider to be particularly instructive in this respect, are used to illustrate the Company's earnings performance.16

[15]	The data on the financial year 2018 does not contain any values on the stock options granted.
[16]	The figures are reported according to IRFS and relate to voxeljet AG.

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Presentation of the year-on-year change			2018	2019		2020		2021		2022
			KEUR	KEUR	Δ %	KEUR	Δ %	KEUR	Δ %	KEUR	Δ %
Development of remuneration	MB	Dr. Ingo Ederer	387	388	+ 0	384	– 1	348	– 9	322	– 8
		Rudolf Franz	394	394	+ 0	377	– 4	362	– 4	388	+ 7
		Average	390.5	391	+ 0	380.5	– 3	355	– 7	355	+ 0
	Supervisory Board	Peter Nietzer	80	80	+ 0	80	+ 0	80	+ 0	80	+ 0
		Dr. Stefan Söhn[17]	60	60	+ 0	60	+ 0	60	+ 0	24	– 60
		Eberhard Weiblen[18]	23	40	+ 74	40	+ 0	20	– 50	0	– 100
		Volker Neuber[19]	–	–	–	–	–	20	–	52	+ 160
		Kerstin von Diemar	–	–	–	–	–	–	–	24	n/a
	Workforce[20]		–	–	–	–	–	51	–	51	+ 0
Development of the Company		Revenue	23,088	18,240	– 21	17,004	– 7	19,776	+ 16	20,887	+ 6
		Total gross profit	8,702	5,811	– 33	5,105	– 12	5,853	+ 15	6,192	+ 5

Board	Management Board
Augsburg, March 30, 2023 On behalf of the Supervisory Board	On behalf of the Management Board

Peter Nietzer Chair of the Supervisory Board	Dr. Ingo Ederer Management Board	Rudolf Franz Management Board

[17]	Due to Dr Söhn's leaving during the year, the percentage figure for the changes in 2022 is not very meaningful.
[18]	Due to Mr. Weiblen’s appointment to and leaving the Supervisory Board in the course of the year, the percentage figures for the changes in 2019 and 2021 are not very meaningful.
[19]	Due to Mr. Neuber’s appointment and his assignment as Deputy Chair in the course of the year, the percentage figure is not very meaningful.
[20]

The workforce shown comprises all employees (full-time equivalent as of December 31, 2022) of voxeljet AG (in the 2022 financial year: 171; the difference to the annex in the financial statements of voxeljet AG result from the fact that the workforce there is not given based on full-time equivalents). Trainees, working students, employees in minor employment and interns are excluded. The salary data are based on the payroll from January to December. To ensure comparability with the remuneration of corporate bodies, the information on the average salary in each case comprise the base salary, bonuses, regular allowances and one-off payments, company pension schemes, capital-forming benefits [vermögenswirksame Leistungen], the non-cash benefit of a car as well as short-time allowances in 2020/2021.

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B. Report of the independent auditor on the formal audit of the remuneration report pursuant to Sec. 162 para. 3 AktG

Report of the independent auditor on the formal audit of the remuneration report pursuant to § 162 Abs. 3 AktG

To voxeljet AG, Augsburg

Opinion

We have formally audited the remuneration report of the voxeljet AG, Augsburg, for the financial year from January 1, 2022 to December 31, 2022 to determine whether the disclosures pursuant to § [Article] 162 Abs. [paragraphs] 1 and 2 AktG [Aktiengesetz: German Stock Corporation Act] have been made in the remuneration report. In accordance with § 162 Abs. 3 AktG, we have not audited the content of the remuneration report.

In our opinion, the information required by § 162 Abs. 1 and 2 AktG has been disclosed in all material respects in the accompanying remuneration report. Our opinion does not cover the content of the remuneration report.

Basis for the opinion

We conducted our formal audit of the remuneration report in accordance with § 162 Abs. 3 AktG and IDW [Institut der Wirtschaftsprüfer: Institute of Public Auditors in Germany] Auditing Standard: The formal audit of the remuneration report in accordance with § 162 Abs. 3 AktG (IDW AuS 870). Our responsibility under that provision and that standard is further described in the “Auditor's Responsibilities” section of our auditor’s report. As an audit firm, we have complied with the requirements of the IDW Quality Assurance Standard: Requirements to quality control for audit firms [IDW Qualitätssicherungsstandard - IDW QS 1]. We have complied with the professional duties pursuant to the Professional Code for German Public Auditors and German Chartered Auditors [Berufssatzung für Wirtschaftsprüfer und vereidigte Buchprüfer - BS WP/vBP], including the requirements for independence.

Responsibility of the Management Board and the Supervisory Board

The management board and the supervisory board are responsible for the preparation of the remuneration report, including the related disclosures, that complies with the requirements of § 162 AktG. They are also responsible for such internal control as they determine is necessary to enable the preparation of a remuneration report, including the related disclosures, that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities

Our objective is to obtain reasonable assurance about whether the information required by § 162 Abs. 1 and 2 AktG has been disclosed in all material respects in the remuneration report and to express an opinion thereon in an auditor's report.

We planned and performed our audit to determine, through comparison of the disclosures made in the remuneration report with the disclosures required by § 162

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Abs. 1 and 2 AktG, the formal completeness of the remuneration report. In accordance with § 162 Abs 3 AktG, we have not audited the accuracy of the disclosures, the completeness of the content of the individual disclosures, or the appropriate presentation of the remuneration report.

Munich, March 30, 2023

PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

Sebastian Stroner	ppa. Martin Veit
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

II. Report of the Management Board submitted to the Annual General Meeting regarding Item 6 pursuant to sec. 203 para. 2 sentence 2 in conjunction with sec. 186 para. 4 sentence 2 AktG

On June 2, 2022, the Annual General Meeting approved the Authorized Capital 2022. As part of capital increase transactions in October and December 2022, the Company issued new ADRs. Due to the capital increases, which were entered in the commercial register on October 7, 2022 and December 22, 2022, respectively, the Company's share capital was increased by EUR 2,108,013.00 through the issue of a total of 2,108,013 new shares by partly utilizing the Authorized Capital 2022. As a result, the Company currently only has Authorized Capital of EUR 1,405,342.00 at its disposal.

In order to provide the Company with as much flexibility as possible in its corporate financing, the Management Board and the Supervisory Board propose that the Authorized Capital 2022 be cancelled and that the management be authorized to issue new shares of the Company on the basis of a new Authorized Capital. This is intended to enable the management to continue to procure new equity for the Company at any time and, among other things, to acquire companies, divisions of companies or interests in companies against the issuing of shares.

In principle, shareholders have a subscription right for shares that are to be newly issued, i.e. each shareholder has a right to subscribe for the number of new shares that enables them to maintain their existing interest in the Company's share capital.

However, the proposed resolution provides for an authorization to exclude subscription rights for certain purposes specified in the resolution's subject matter.

In the opinion of the Management Board and the Supervisory Board, this authorization to exclude shareholders' subscription rights is objectively justified and appropriate, taking into account and weighing up all circumstances, for the following reasons.

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Placement of ADRs

The Management Board is to be authorized, with the consent of the Supervisory Board, to exclude the shareholders' subscription rights in the event of capital increases against contributions in cash if this is done for the purpose of issuing shares to be placed on the US capital market or with institutional and/or private investors through ADRs/ADSs, and in this connection also for the purpose of covering an over-allotment option granted to the issuing banks. This authorization to exclude subscription rights is subject to the issue price of the new shares not substantially – within the meaning of sec. 203 paras. 1 and 2, sec. 186 para. 3 sentence 4 AktG – falling below the stock exchange price of the shares of the same class and features already traded on the stock exchange at the time of the final determination of the issue price. The stock exchange price is also the price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share.

In the opinion of the Management Board and the Supervisory Board, this extended authorization to exclude subscription rights in excess of 10% of the share capital is justified by objective reasons. In order to finance its planned further growth, the Company relies on being able to raise further funds on the capital market at short notice. The Company's securities (American Depositary Shares) are traded on a foreign stock exchange, the NASDAQ. The expansion of its presence on foreign financial markets is in the legitimate interest of the Company.

The Company faces intense competition for investors with other companies listed in the United States, where subscription rights can be excluded more flexibly than is typically the case in Germany and which, for this reason, are able to act faster due to a significantly lower legal complexity. International institutional investors prefer transactions with lower legal complexity. It is therefore of great importance for voxeljet to reduce this significant competitive disadvantage as much as possible. The authorization to extend the exclusion of subscription rights serves this purpose. The exclusion of subscription rights is the most suitable means of providing flexible financing for the issuing of securities on the US stock exchange and is at the same time appropriate and in the best interests of the Company and its shareholders.

Sufficient equity is the economic basis for the business development of voxeljet. Its availability therefore has a significant impact on the Company's future prospects and the implementation of its business strategy. The Company believes that the current investor base outside the United States is insufficient. This is one reason why the Company has decided not to register the shares in Germany, but to obtain admission of ADSs in the United States. The Company is thus considering the possibility of further ADS issues, e.g. in the form of private placements to new investors, particularly in the United States. Against this background, the authorization in favor of the Management Board to exclude the subscription right creates the flexibility required for the placement of new ADRs.

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The possibility of a rights issue, which would preserve the statutory subscription right for the shareholders, does not represent a suitable means of corporate financing for the Company in this particular constellation. The implementation of a capital increase with subscription rights is more complex and less flexible than an issue without subscription rights, in particular due to the mandatory two-week subscription period provided for by German law. In addition, the implementation of a capital increase with subscription rights, including the further issue of ADSs, is particularly difficult to process. The subscription behavior of the shareholders and the ADR holders is uncertain and difficult to predict, which entails a high transaction risk. Furthermore, in the case of a capital increase with subscription rights, a rights-free and thus freely placeable tranche can only be created if the subscription right holders waive their subscription rights. This would only be possible to a sufficient extent if the depositary bank also waived its statutory subscription right to which it is entitled as a shareholder. However, such a waiver by the depositary bank cannot occur without further ado. Because the depositary bank is obliged to exercise the rights of the ADR holders in a fiduciary capacity and cannot declare a waiver until it is definitely clear that the subscription rights have no economic value. The Company will always encourage the issuing banks to place the ADSs close to the stock market price, so that the value of the subscription rights is low. However, it is not certain that the depositary bank will be able to declare a waiver of the subscription rights.

In view of this, the required number of ADRs can often only be placed if the Management Board, with the consent of the Supervisory Board, can exclude share subscription rights. The Management Board will always examine on a case-by-case basis whether the exclusion of subscription rights is necessary and whether a rights issue is in fact possible.

A capital increase with further exclusion of subscription rights would also increase liquidity in the Company's ADRs. Higher liquidity typically leads to lower volatility in the ADRs, which is beneficial for ADR holders. In addition, the voxeljet ADRs would also become more attractive from the perspective of research analysts.

When determining the placement price of the new shares or ADRs, the Management Board will ensure that the dilution for existing shareholders or ADR holders is as low as possible.

Simplified exclusion of subscription rights pursuant to sec. 186 para. 3 sentence 4 AktG

Furthermore, in the case of a capital increase against contributions in cash, the management is generally authorized to exclude subscription rights insofar as the issue price of the new shares does not significantly fall below the stock exchange price of the Company's shares within the meaning of sec. 203 paras. 1 and 2, sec. 186 para. 3 sentence 4 AktG, and the notional interest in the share capital attributable to the

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new shares issued does not exceed a total of 10% of the share capital, i.e. not more than 10% of the share capital existing at the time this authorization becomes effective or at the time it is exercised. The stock exchange price is also the price of an American Depositary Share (ADS) listed on the NASDAQ multiplied by the number of ADSs representing one share. The aforementioned threshold of 10% of the share capital must also include new or treasury shares of the Company and ADSs that are issued or sold during the term of this Authorized Capital on a different basis while excluding the subscription rights of the shareholders pursuant to sec. 71 para. 1 no. 8 sentence 5 AktG or sec. 186 para. 3 sentence 4 AktG.

This authorization enables the Company to take advantage of favorable situations at short notice and to strengthen its equity base. Since the issue price for the new shares issued subject to the simplified exclusion of subscription rights must also be based on the stock exchange price of the shares (or the representative ADSs) and the authorization has only a limited scope, it is also possible for shareholders to maintain their existing ownership interest and their existing share of voting rights by purchasing ADSs on the stock exchange. Therefore, this ensures that, in accordance with the statutory assessment under sec. 186 para. 3 sentence 4 AktG, the shareholders' financial and voting rights interests are adequately safeguarded in the event that Authorized Capital is utilized, while further leeway is granted to the Company in the interests of all shareholders.

Fractional amounts

The authorization to exclude subscription rights for fractional amounts serves to create a practicable subscription ratio with regard to the amount of the respective capital increase. Without the exclusion of subscription rights in respect of fractional amounts, the technical implementation of a capital increase would be much more complicated, particularly if the capital is increased by round amounts. New shares excluded from shareholders' subscription rights as free fractions will be utilized in the best possible manner for the Company. For these reasons, the Management Board and the Supervisory Board consider this authorization to exclude subscription rights to be appropriate.

Contributions in kind

Furthermore, the Management Board is to be authorized, with the consent of the Supervisory Board, to exclude the shareholders' subscription rights in the case of capital increases against contributions in kind. This possibility shall exist in particular if this is for the purpose of any acquisition (including indirect acquisitions) of companies, divisions of companies or interests in other companies in exchange for shares of the Company.

If business operations are expanded through acquisitions, it is often in the interests of the Company and its shareholders to also use shares of the Company as an acquisition currency. In light of increasing consolidation, including in markets in which the

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Company operates, a flexible response option is particularly important for the Management Board. Common practice shows that owners of attractive acquisition targets demand the provision of shares as consideration for a sale in order to be able to participate in the added value to be created.

The aim is to enable the Company to take advantage of opportunities to acquire companies and divisions of companies or interests in companies or other assets. This requires the proposed authorization. In the event of such an acquisition, a capital increase usually has to be implemented at short notice and it is normally impossible to wait for an Annual General Meeting to be held. When exercising the authorization, the management will carefully examine whether the value of the new shares is adequate in relation to the value of the consideration, i.e. the value of the company or the division to be contributed, or the interest in a company or the value of the other assets to be acquired. The reduction in the shareholders' ownership interests and in their relative voting rights resulting from the exclusion of subscription rights in the case of capital increases against contributions in kind is offset by the fact that the Company's business expansion is financed by third parties by way of strengthening the amount of equity and that the existing shareholders – albeit with a reduced ownership interest – participate in the Company's growth which would have to be financed from their own funds if subscription rights were granted.

Furthermore, due to the Company's NASDAQ listing in the United States, every shareholder is in principle able to increase their ownership interest again by acquiring ADRs.

Currently, there are no concrete acquisition projects for which a capital increase by way of contributions in kind with the exclusion of subscription rights would be required. If a concrete opportunity to acquire companies, divisions of companies, interests in companies, or other assets arises, the Management Board will carefully assess whether to exercise the option to issue shares against contributions in kind while excluding the shareholders' subscription rights. The Management Board will only exercise this option after diligent consideration if it deems it in the Company's and its shareholders' best interests, and will take into account that the value of the assets to be acquired must adequately reflect the value of the shares to be issued by the Company as consideration.

Finally, it should be noted that, in each of the individual cases mentioned in this authorization to exclude subscription rights, the Management Board will carefully and conscientiously examine whether the prerequisites for the exclusion of subscription rights under this authorization are met and whether the exclusion of subscription rights is objectively justified.

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The Management Board will report to the next Annual General Meeting on any utilization of the Authorized Capital.

III. Report of the Management Board submitted to the Annual General Meeting regarding Item 7:Extension of the authorization to issue stock options (2022 stock option plan) and creation of further Conditional Capital; amendment of the Articles of Association

The Annual General Meeting of the Company on June 2, 2022 authorized the Management Board under Item 7, with the consent of the Supervisory Board, to grant subscription rights on one or more occasions, for the subscription of up to 330,671 no-par value registered ordinary shares of the Company to employees and members of the management of the Company or an affiliated Company. To the extent that the members of the Management Board are beneficiaries, the Supervisory Board is authorized to grant the stock options (2022 stock option plan). By the same resolution, Conditional Capital in the amount of EUR 330,671 was created (Conditional Capital III, which is designated in the commercial register as Conditional Capital 2022/I).

On the basis of this authorization, 330,669 option rights were issued. It has not yet been possible to exercise these option rights. In order to ensure that the Company continues to be able to issue subscription rights, the authorization to issue stock options resolved last year is to be extended.

The Management Board and the Supervisory Board of the Company continue to believe that stock options are an important and usual component of a modern remuneration system. Therefore, the number of subscription rights to be issued under the authorization shall be increased from currently 330,671 by 210,801 to 541,472 and the Conditional Capital provided for servicing the subscription rights shall also be adjusted accordingly. In the opinion of the Management Board and the Supervisory Board, the expansion of the authorization to issue stock options is urgently required so that, in the future, the Company can continue to attract and retain the qualified Management Board members and employees as well as the managers of affiliated companies that it requires. Furthermore, by granting stock options, the Company creates a special performance incentive for all beneficiaries to increase the value of the Company, with the goal of achieving a positive share price performance. Compared with the granting of profit participations [Tantiemen] or bonuses that are linked to the share price and/or ADR price, the liquidity of the Company is not affected by the issuance of stock options.

According to the proposed authorization, the total number of options to be issued at a maximum under the stock option plan is broken down into the groups of beneficiaries as follows:

●	Members of the Management Board: 162,442 subscriptions rights
●	Members of the management of affiliated companies: 54,147 subscription rights
●	Employees of the Company: 324,883 subscription rights

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When exercising the stock options, an exercise price per no-par value share must be paid for each stock option exercised which equals the closing price of a no-par value share in a trading system on the last trading day before issuance of the stock option (base price). For this purpose, the closing price is also the closing price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share. In any case, the lowest issue price within the meaning of sec. 9 para. 1 AktG must be paid as the minimum exercise price.

The option rights have a maximum term of ten years from the issue date. Option rights can be issued in multiple tranches in the period until June 1, 2027, but at the earliest after the Conditional Capital required for servicing the option rights has been entered in the commercial register.

Each year, stock options can only be granted within the following two-week periods (subscription period): one subscription period starts on the day following the Annual General Meeting, one subscription period starts on the day following publication of the annual financial statements, and further subscription periods each start on the day following the publication of any interim financial statements (semi-annual financial statements and/or quarterly financial statements) of the Company.

Subscription rights that have been issued can be exercised for the first time after four years have elapsed. The option terms can also provide for the stock options to be exercised in several instalments in individual tranches and/or vesting ("Vesting") tied to lapse of a period or the satisfaction of conditions, including accelerated vesting, for example in the event of a change of control.

The stock options can only be exercised in the following periods (exercise periods): The exercise periods commence after an Annual General Meeting of the Company or after the publication of the results for the second and third quarters and have a term of four weeks. If an exercise period falls within the period in which the Company offers its shareholders the right to subscribe for new no-par value shares from a capital increase, the relevant exercise period starts on the next bank working day at the end of the subscription period. The Management Board is authorized to further define these exercise periods, i.e. inter alia shorten them to enable a so-called bulk issuance of stocks.

After expiry of the waiting period, the stock options can be exercised only if the price of the no-par value shares or the price of the depository receipts representing the no-par value shares (American Depository Receipts, "ADRs") has exceeded the base price (as defined below) in a period of at least 90 consecutive trading days by a total of at least 20% (performance target) in the period between the granting of the stock options and the start of the respective exercise period in which the stock options are intended to be exercised. To the extent that the performance target for exercising the stock options has not been met in an exercise period, the stock options for which the relevant waiting period has expired can be utilized in one of the subsequent exercise periods if the performance target is met in one of the subsequent exercise periods. Stock options for which the waiting period has been met and which have not been exercised despite the performance target having been met in the exercise period can be exercised in a

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later exercise period even if the performance target has not been met for the respective later exercise period.

The partial exercise of stock options in an exercise period is permissible. In addition to the requirement that the performance target must be met, the option terms can provide for further requirements for the full or partial exercise of the stock options.

The Management Board is authorized, with the consent of the Supervisory Board, to stipulate the further details of the option terms as well as the issuance and features of the subscription shares as well as the technical requirements and procedures for a conversion into ADSs for sale on a stock exchange. If subscription rights are to be issued to members of the Management Board, the authorization to do so is granted to the Supervisory Board instead of the Management Board.

IV. Additional information regarding Item 10

Remuneration system for the members of the voxeljet AG Management Board

The Act Implementing the Second Shareholders' Rights Directive [Gesetz zur Umsetzung der zweiten Aktionärsrechterichtlinie] (ARUG II) introduced a new section 120a AktG. Section 120a para. 1 sentence 1 AktG provides that the Annual General Meeting of listed stock corporations shall resolve on the approval of the remuneration system for the members of the Management Board presented by the Supervisory Board whenever there is a significant change, but at least every four years.

Based on the preliminary work of the Remuneration and Nomination Committee, a new remuneration system was adopted by the Supervisory Board on April 5, 2023. This system is set up as follows:

1.Main elements and objectives of the remuneration system for the members of the Management Board of voxeljet AG

The system of remuneration for the Management Board contributes to promoting the Company's business strategy and long-term development. The business strategy of voxeljet AG is focused on accelerated profitable growth and generating returns. The Company aims to achieve growth through continuous innovation and strengthening of its existing core business as well as through its strategic focus on adjacent growth markets. By giving a strong weighting to variable remuneration components and setting ambitious targets, the remuneration system contributes to motivating the Management Board to effectively implement the business strategy of voxeljet AG. The new system of remuneration for the Management Board allows the Supervisory Board to re-adjust the targets for the short-term and long-term variable remuneration components at regular intervals in order to respond to changing strategic challenges.

The fact that individual targets for the long-term variable remuneration component are based on the ADR price means that the remuneration of the Management Board remuneration is linked to the shareholders' interests. The remuneration of the Management Board is also intended to promote the voxeljet Group's sustainable and long-term development, namely by giving a higher weighting to the long-term elements as

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part of the variable remuneration components, by introducing new environmental, social and governance (ESG) targets as part of the long-term variable remuneration as well as through clear, measurable targets and salary caps.

The system promotes innovation and provides incentives for a value-enhancing and long-term development of the business, while avoiding disproportionate risks. The Supervisory Board based the development of the remuneration system on the following guidelines:

●	Promoting the implementation of the long-term business strategy and sustainable development of voxeljet AG.
●	Appropriate remuneration that is customary in the market and takes into account the size, complexity and economic position of the Company
●	Link to shareholders' and stakeholders' interests
●	Strong focus on pay for performance
●	Long-term and ambitious performance criteria
●	Intuitive and clearly understandable remuneration system
●	Conformity with the regulatory requirements in Germany
●	Consistency of the remuneration system between the Management Board and senior executives
●	Taking into account the experience and knowledge of the Management Board members

The objective of the Supervisory Board is to offer the Management Board members - within the aforementioned guidelines and the applicable regulatory framework - a remuneration package that is both customary in the market and competitive in order to promote sustainable business practices by the Management Board and to attract and retain the best available candidates for Management Board positions at voxeljet AG.

The new remuneration system for the Management Board members is structured in a simple, clear and understandable manner. It meets the requirements of the German Stock Corporation Act (AktG) and, with a small number of exceptions, complies with the recommendations of the German Corporate Governance Code (GCGC). The restructured remuneration system offers the Supervisory Board the necessary flexibility to respond to organizational changes as well as to changes in the economic environment and to take into account a variety of market conditions when specifically determining the remuneration of the Management Board.

2.Procedure for defining, implementing and reviewing the remuneration system

The system of remuneration for the Management Board members is determined by the Supervisory Board. In this regard, the Supervisory Board is supported by the Remuneration Committee of the Supervisory Board. The Remuneration Committee prepares the resolutions to be adopted by the Supervisory Board regarding the structure of the Management Board remuneration system. For this purpose, taking into account the

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proposals by the Remuneration Committee, the Supervisory Board discusses in detail how the system of remuneration for the Management Board can be implemented, bearing in mind the guiding principles set out in section 1 and the recommendations of the German Corporate Governance Code (GCGC), and resolves on such a system.

If required, the Supervisory Board may consult external advisors. If it engages external remuneration experts, it ensures that they are independent, in particular by obtaining confirmation of their independence. If external remuneration experts are engaged, they are changed from time to time. The rules applicable to the treatment of conflicts of interest are also complied with in respect of the procedure for defining, implementing and reviewing the remuneration system.

The remuneration system resolved by the Supervisory Board is submitted to the Annual General Meeting for approval. If the Annual General Meeting does not approve the submitted remuneration system, a reviewed remuneration system will be put to a vote at the latest at the next Annual General Meeting.

The Supervisory Board reviews the Management Board remuneration system regularly and considers making amendments if required. The information necessary for reviewing the Management Board remuneration system is provided to the Supervisory Board by the Remuneration Committee of the Supervisory Board. In the event of material changes, but at least every four years, the remuneration system is again submitted to the Annual General Meeting for approval.

The present system of remuneration for the Management Board members was resolved by the Supervisory Board upon the proposal of the Remuneration Committee of the Supervisory Board. When developing the remuneration system, the Supervisory Board was not extensively advised by a remuneration expert, but was merely assisted with specific factual and legal points.

3.	Application of the new remuneration system

The new remuneration system will be implemented by the Supervisory Board with effect from 25 May 2023. From this date, the new system will therefore apply to all new contracts of service for Management Board members and the extension of existing contracts of service. Contracts of service for the Management Board entered into prior to this date remain unaffected.

4.	Determination of the structure and amount of the specific total target remuneration

Upon the proposal of the Remuneration Committee, the Supervisory Board determines the amount of the total target remuneration for each Management Board member in each case for the following financial year or at the beginning of a financial year in accordance with the remuneration system. For each Management Board member, the total target remuneration is the sum of the fixed and variable remuneration granted in the case that 100% of the target is achieved.

[Convenience translation]

In this respect, the Supervisory Board ensures that the total target remuneration is appropriate in relation to the duties and performance of the respective Management Board member. In particular, it also takes into account the economic position, the market environment, the success and the future prospects of the Company. The Supervisory Board pays special attention to ensuring that the total target remuneration is customary in the market. In order to assess the latter, it uses both a horizontal and a vertical comparison.

4.1	Horizontal - external comparison:

Remuneration data from AIXTRON SE, ADVA Optical Networking SE, SÜSS MicroTec SE, SMT Scharf AG, Uzin Utz AG, SLM Solutions AG and Materialise are used to assess whether the total remuneration is customary in the market, taking into account the specific situation at voxeljet AG.

4.2	Vertical - internal comparison:

In addition, the Supervisory Board takes into account the development of the Management Board remuneration in relation to the remuneration of the workforce of voxeljet AG as a whole in an internal (vertical) comparison. Under this comparison, the Management Board remuneration is considered in relation to both the remuneration of senior management and the rest of the workforce and is subjected to a market comparison. The development of this relation over time is also taken into account. To this end, a vertical comparison of remuneration is carried out annually against the relevant group of senior managers as well as the relevant workforce as a whole defined by the Supervisory Board.

5.	Components of the Management Board remuneration system

The total remuneration of the members of Management Board of voxeljet AG consists of fixed and variable components. The fixed, non-performance-related remuneration comprises the basic remuneration as well as fringe benefits. The performance-related and therefore variable remuneration comprises the short-term variable remuneration ("bonus") as well as the long-term variable remuneration. The Supervisory Board may grant up to 30% of the total amount of the long-term variable remuneration in the form of stock options, provided that the Annual General Meeting has resolved a corresponding stock option plan. The relevant value of the options is the value at the time they are granted. If no stock options are issued, the Supervisory Board can decide to grant up to 30% of the total amount of the long-term variable remuneration component in the form of virtual stock options.

The possible total remuneration is limited to a maximum amount (the maximum remuneration) for the respective Management Board position.

[Convenience translation]

6.	Overview of the remuneration system

The following graphic gives an overview of all the main components of the remuneration system:

Remuneration components	Structure
Non-performance-related remuneration components	Fixed salary	Fixed salary payable in twelve equal monthly installments
	Fringe benefits	Contractual commitments to (partially) cover expenses, e.g. for the provision of a company car as well as subsidies for or conclusion of insurances
Performance-related remuneration components	Short-term variable remuneration (bonus)	Annual bonus cap: 30% of an annual gross salary Performance criteria: ● 80% financial Company targets ● 20% of individual targets
Long-term variable remuneration

Cap: 130% of a fixed gross salary during the assessment period

Performance criteria:

●
50% revenue increase
●
30% increase in value for the shareholders, through an increase in the value of the price of the ADR or shares of the Company, taking into account distributions, if applicable
●
20% of the individual ESG targets individually defined by the Supervisory Board

Assessment period: three years

	Stock options or virtual stock options	Possibility to replace part of the variable long-term remuneration by granting share options or virtual share options. Cap: 30% of the total long-term variable remuneration Performance criteria:

[Convenience translation]

●

●
Twenty percent increase in the price ADRs of voxeljet AG for a period of at least 90 consecutive trading days in the period between the granting of the stock options and the beginning of the exercise period in which the stock options are intended to be exercised

Assessment period: 4 years

Maximum remuneration	The maximum remuneration per financial year is limited to: ● Chair of the Management Board: EUR 650.000 ● Ordinary Management Board members: EUR 550.000
Malus/claw-back	Possibility to partially reduce or cancel the variable remuneration and/or to claw it back

7.	Structure of the total target remuneration

The remuneration system allows the Supervisory Board to structure the total target remuneration on the basis of an individual Management Board member's function taking into account the various requirements relating to the respective Management Board function when determining both the absolute amount of remuneration and the remuneration structure. The relation between the fixed and variable remuneration components and the relative proportion of the remuneration that they each account for are not intended to be precisely defined, but should be roughly within the levels described below.

The system provides for a function-specific differentiation according to the duly exercised discretion of the Supervisory Board based on the following criteria: market conditions, experience, function and area of responsibility of the Management Board member. For example, a senior Management Board member such as the Chair of the Management Board may receive remuneration that is, in total, higher than the remuneration of the other Management Board members. A higher long-term variable remuneration component could be determined for a Management Board member appointed from abroad if a higher remuneration was customary in the market of that specific country. Furthermore, a Management Board member appointed for the first time may receive a lower overall remuneration or may have their remuneration components reduced during their first term of office. In addition, it is possible for the Supervisory Board to adjust individual remuneration components instead of all remuneration components if necessary, as part of the review of the Management Board remuneration, taking into account the market and the appropriateness of the adjustment. For example, this could enable the short-term or long-term variable remuneration to be specifically adjusted to reflect changes in what is customary in the market, and therefore allow the total target remuneration to be optimized according to market requirements. The possibilities for differentiation described above

[Convenience translation]

mean that the individual remuneration components can account for varying proportions of the total target remuneration.

According to the requirements of the German Stock Corporation Act and the recommendations of the German Corporate Governance Code (GCGC), it is ensured that the target remuneration is structured such that the variable remuneration resulting from the achievement of long-term targets is higher than the proportion that is tied to short-term targets.

The respective remuneration components account for approximately the following relative proportions of the total target remuneration (in %) of all Management Board members:

Structure of the total target remuneration

Remuneration	Remuneration component	Proportion in percent
Non-performance-related remuneration	Fixed remuneration in the form of a fixed salary	57% to 60%
	Fringe benefits	5% to 7%
Performance-related remuneration	Annual bonus	15% to 18%
	Long-term variable remuneration	17% to 20%
	Stock options or virtual stock options	0% (to 5,1% or 6% - corresponds to up to 30% of long-term variable remuneration)

The proportion of non-performance-related remuneration (fixed salary and regular fringe benefits) currently amounts to around 63% of the total target remuneration.

At present, the short-term variable remuneration (bonus) accounts for around 17% of the total target remuneration (if 100% of targets are achieved) and the long-term variable remuneration accounts for around 19% (if 100% of targets are achieved). These proportions may vary due to differentiations based on function or following the review of the remuneration and adjustment to reflect what is customary in the market. However, the Supervisory Board always ensures that the variable remuneration resulting from the achievement of long-term targets is higher than the proportion that is tied to short-term targets.

[Convenience translation]

8.	Individual remuneration components
8.1	Fixed remuneration components

The fixed remuneration ensures that the Management Board members receive an appropriate basic income and therefore prevents inappropriate risks being taken on behalf of the Company. It is composed of the fixed salary and fringe benefits.

(a)	Fixed salary

Each Management Board member receives a fixed salary that is based on the responsibility and experience of the respective Management Board member and is paid out in cash in twelve monthly installments.

(b)	Fringe benefits

Fringe benefits are determined for each Management Board member. They cover benefits granted to the Management Board members. In particular, fringe benefits include the cost or non-cash benefit of remuneration in kind granted by the Company as well as other fringe benefits such as the provision of a company car, the arrangement of, or granting of allowances for, insurance policies, and the reimbursement of necessary travel costs and other necessary expenses, including bearing any taxes attributable to these.

If, by joining voxeljet AG, a Management Board member forfeits remuneration payments from a previous employer (such as long-term variable compensation or retirement benefits), the Supervisory Board may, upon the proposal of the Remuneration Committee of the Supervisory Board, grant compensation in the form of stock options on the basis of the authorizations resolved by the Annual General Meeting, virtual stock options or similar structures, retirement benefits or cash payments.

8.2	Variable remuneration components

The variable remuneration of the Management Board members is intended to provide the right incentives for the Management Board to act in the interests of the corporate strategy, the shareholders, our customers and employees as well as other stakeholders and to achieve the long-term targets in a sustainable manner.

In order to ensure that the corporate strategy is implemented in the interests of the Company's long-term and sustainable development, the necessary operational measures must be defined and managed. To this end, the Company determines annual operational targets of a financial and non-financial nature, the development of which is incentivized by means of the bonus. In accordance with business strategy of voxeljet AG, these targets are aimed at strengthening the earnings capacity of voxeljet AG and ensuring profitable and efficient operations through continuous innovations, expansion of the core business and development of additional growth markets. In particular, this means gaining market shares in both established and new markets in order to strengthen the Company's market leadership and earnings capacity in a sustainable manner. Moreover, the specific strategic and operational challenges of the Company's development are taken into account when setting individual performance targets for each individual Management Board member.

[Convenience translation]

Another form of remuneration is the long-term component, which rewards the long-term performance of the Company and the long-term development of the price of voxeljet shares and/or ADRs. A sustainable approach to business is another important strategic point of reference for voxeljet AG. Therefore, selected sustainability targets are also part of the long-term remuneration and demonstrate the social responsibility of voxeljet AG. They include ESG performance criteria.

The actual amount of the variable remuneration components thus depends on the achievement of predominantly financial, business-based performance criteria. Target achievement, which leads to the bonus being awarded, is also determined by non-financial, individual performance criteria. The performance criteria are derived from the strategic targets and the operational management of the Company.

Performance criteria for the variable remuneration

(Individual performance criteria are highlighted in blue)

Bonus			Long-term variable remuneration
Growth Earnings	Liquidity	Implementation of the corporate strategy	Growth	Increase in value of voxeljet AG for shareholders	Sustainability

The Supervisory Board ensures that the targets are challenging and ambitious. If the targets are not achieved, the variable remuneration can be reduced down to zero. The variable remuneration is limited by maximum amounts.

(a)	Short-term variable remuneration (bonus)

The bonus rewards the contribution made in the financial year to operationally implementing the business strategy and therefore to the Company's long-term development. It takes into account the Company's performance in the past financial year as well as the specific individual challenges faced by each individual Management Board member.

In line with the voxeljet AG business strategy, the Supervisory Board derives challenging and ambitious operational targets for the upcoming financial year from the Company's strategic goals. These targets are of both a financial and a non-financial nature.

The main focus here is on the short-term measures to implement the corporate strategy, in particular increasing revenue, strengthening earnings capacity and promoting the Company's growth. Furthermore, the aim is to incentivize a profitable and efficient management especially by taking into account the traditional key earnings indicators.

[Convenience translation]

Therefore, 80% of the bonus is based on financial Company targets and 20% on the individual performance of the Management Board member, which, as a rule, comprises non-financial targets.

The Company's targets take into account the overall responsibility of the Management Board and measure the performance of voxeljet AG in its entirety.

Measuring individual performance enables differentiation according to function and area of activity.

The targets for the following financial year in the two aforementioned categories (Company targets and individual targets) are defined anew in a discussion to be held no later than before the end of the financial year and agreed. The Company targets are measured exclusively in terms of key financial indicators. As a rule, non-financial performance criteria are used to assess individual performance.

(i)	Company targets

Two financial performance criteria are used to measure the Company targets, which have a weighting of 62.5% (target 1) to 37.5% (target 2) in relation to each other. The Supervisory Board thereby falls back on the performance criteria "growth" and “earnings" and “ensuring a sufficient level of liquidity". The achievement of the financial performance criteria is determined exclusively on the basis of specific key indicators, which are predominantly operating performance metrics derived from the Company's strategic orientation. They are based on the medium-term targets and are usually also included in the Company's external financial reporting.

The individual key financial indicators are defined on the basis of the market and competitive environment. Moreover, the figures from the previous years (concept of continuous improvement), budgeted figures and/or any externally communicated medium-term targets of the Company can be used. In addition, information on business prospects and on competitors as well as the figures that are achievable in the event of an outstanding performance can be taken into account.

In order to determine the bonus, the following two financial performance criteria are generally used to assess the Company's performance:

(1)

"Growth" and "earnings": the Company's growth measured in terms of comparable percentage revenue growth in comparison with the previous year, and "earnings" based on the Company's audited consolidated IFRS financial statements as well as key earnings indicators such as EBITDA (earnings before interest, tax and depreciation).

[Convenience translation]

(2)	Liquidity: achieving and/or ensuring a sufficient level of liquidity at all times to assure the financing of the Company in accordance with going concern requirements.

In order to ensure continuity in the setting of targets, criteria other than this selection are utilized only in justified exceptional cases.

(ii)	Individual targets

In order to measure the individual targets, the Supervisory Board agrees on specific individual functional targets for each Management Board member. Generally, these consist of two to three equally-weighted non-financial targets determined by the Supervisory Board from the performance criterion "implementation of the corporate strategy". For this, individual targets - which are, as far as possible, clearly defined and measurable - are derived for each Management Board member from the focus topics set for the financial year. These are based, among other things, on the function and area of activity of the Management Board. In exceptional cases, a suitable key financial indicator that differs from those applied in connection with the Company targets can also be used.

Performance criteria and key indicators for the bonus:

Possible performance criteria for Company targets (selected annually by the Supervisory Board)		Possible personal performance criteria (selected annually by the Supervisory Board, in particular from the areas stated below)
Growth Earnings	Liquidity	Implementation of the corporate strategy
Achievement of a specific revenue target Key earnings indicators such as EBITDA	Key performance indicators or a specifically defined target	● Business development ● Implementation of major projects ● Increase in efficiency/optimization ● Execution of strategic goals ● Implementation of strategic goals

[Convenience translation]

The current structure of the bonus is as follows:

Target achievement (0 - 100%)
Company targets		Individual targets
Weighting: 30%	Weighting: 50%	Weighting: 20%
Revenue growth based on EBITDA and IFRS financial statements	Liquidity	Two to three targets selected by the Supervisory Board

The target achievement of each key performance indicator can be between 0% and 100% (cap). Upon the proposal of the Remuneration Committee of the Supervisory Board, the key performance indicators and their values that lead to a target achievement of 0% or 100% (= target and accordingly cap) are discussed anew by the Supervisory Board annually before the close of each financial year for the following financial year and agreed with the Management Board. A linearly interpolated bonus straight line is created from the respective values of 0% and of 100%. By reference to the bonus straight line and on the basis of the actual values from the financial year, the specific target achievement per key performance indicator is determined after the close of the financial year and combined to produce a weighted average. The percentage of the weighted target achievement multiplied by the individual bonus target amount equals the bonus payment amount for the past financial year. No payment is made if the total target achievement amounts to 0%, and it is limited to 100%. If the targets are missed or exceeded, the Supervisory Board can establish further rules, taking into account the cap (100% target achievement).

The bonus is paid entirely in cash. This is paid out six weeks after the audited IFRS annual financial statements for the respective financial year are presented, but at the latest with the remuneration at the end of June of the following financial year. If a member leaves the Management Board during the financial year, the bonus is calculated after the end of the financial year (pro rata temporis) and granted at the usual payment date.

(iii)	Procedure

Upon the proposal of the Remuneration Committee of the Supervisory Board, the Supervisory Board determines the performance criteria and the key performance indicators as well as focus topics, including the methods for measuring performance and their respective weighting on an annual basis. The Supervisory Board defines the

[Convenience translation]

specific targets for the key financial indicators that lead to a target achievement of 0% to 100%, as well as the specific individual targets for each Management Board member. After the close of the financial year, the target achievement for the respective key performance indicators is calculated and the resulting actual remuneration is determined. The specific targets and the degree of target achievement are disclosed in a transparent manner in the remuneration report. At the same time, it is explained how, by means of the selected performance criteria and key performance indicators, the bonus promotes the long-term development of the Company and how the bonus amount is calculated. The target figures, the lower and upper limits as well as the respective degree of target achievement with regard to the Company targets are published ex post. For the individual targets, the target achievement is published.

There are no changes to any of the performance criteria, key performance indicators or focus topics and targets during a financial year. The target values are also not subsequently changed. In accordance with the recommendation of the German Corporate Governance Code (GCGC), the Supervisory Board can, in justified rare exceptional cases, take due account of extraordinary developments when setting targets. This can lead to either an increase or a decrease in the bonus amount paid. Examples of extraordinary developments during the financial year are unusual and far-reaching changes in the economic situation (such as pandemics or major economic crises) that render the original Company targets invalid unless such changes were foreseeable.

Generally unfavorable market developments are expressly not deemed to be extraordinary developments during the financial year. If there are extraordinary developments that require an adjustment, this is reported in detail and transparently in the annual remuneration report.

(b)	Long-term variable remuneration

The Management Board is obliged to take a long-term view in its activities for the Company, to promote sustainable growth and to achieve lasting value creation. In view of this, a significant proportion of the total remuneration is tied to the long-term development of voxeljet AG.

The long-term variable remuneration is determined on the basis of a three-year assessment period. The long-term variable remuneration rewards the contribution made during the three-year period to operationally implementing the corporate strategy and therefore to the Company's long-term development.

The Supervisory Board determines challenging and ambitious targets for the coming three financial years in each case.

[Convenience translation]

The main focus here is on long-term revenue growth for voxeljet AG and achieving an increase in value for the Company's shareholders. The aim is to incentivize profitable and efficient growth.

In particular, the long-term variable remuneration is based on Company financial targets that take into account the overall responsibility of the Management Board and measure the performance of voxeljet AG in its entirety. The definition of the Company targets is agreed in each case for the following assessment period before the close of the last financial year of the respective assessment period. Moreover, environmental, social and governance (ESG) targets are also taken into account.

(i)	Company targets

Two financial performance criteria are used to measure the Company targets, which have a weighting of 62.5% (target 1) to 37.5% (target 2) in relation to each other. The Supervisory Board focuses here on the performance criteria "growth" and "increase in value for the shareholders of voxeljet AG". The achievement of the financial performance criteria is determined exclusively on the basis of specific key indicators, which are predominantly operating performance metrics derived from the Company's strategic orientation. They are based on the medium-term targets and are usually also included in the Company's external financial reporting.

The individual key financial indicators are defined on the basis of the market and competitive environment. Moreover, the figures from the previous years (concept of continuous improvement), budgeted figures and/or any externally communicated medium-term targets of the Company can be used. In addition, information on business prospects and on competitors as well as the figures that are achievable in the event of an outstanding performance can be taken into account.

For long-term variable remuneration, the following two financial performance criteria for the Company’s performance are usually applied:

(1)	"Growth": Achieving a specified revenue growth over a three-year period based on the Company's audited IFRS consolidated financial statements,
(2)

"Increase in value for the shareholders of voxeljet AG" Achieving an increase in value for the Company's shareholders measured by the growth of the ADR price over three years, taking into account distributions where applicable.

In order to ensure continuity in the setting of targets, criteria other than this selection are utilized only in justified exceptional cases.

[Convenience translation]

(ii)	ESG targets

Furthermore, ESG targets that have a weighting of 20% in relation to the total long-term remuneration are taken into account in the long-term variable remuneration. These targets cover the individual performance of the Management Board members. As a rule, the Supervisory Board agrees two equally-weighted non-financial targets in order to measure this personal performance for each Management Board member. These targets are selected by the Supervisory Board from the sustainable performance criterion "ESG targets". For this, individual targets - which are, as far as possible, clearly defined and measurable - are derived for each Management Board member from the focus topics set for the financial year. It is possible, for example, to focus on sustainability aspects such as customer satisfaction, employee satisfaction, ownership culture or compliance. In exceptional cases, a suitable key financial indicator that differs from those applied in connection with key performance indicators within the framework of the Company's performance can also be used.

Performance criteria and key performance indicators for the long-term variable remuneration component

Possible performance criteria related to the corporate objective		Individual performance criteria (ESG targets selected annually by the Supervisory Board, in particular from the areas stated below)
Growth	Increase in value of voxeljet AG for shareholders	Environmental, social and governance (ESG) targets
Comparable revenue growths	Increase of ADR prices Achievement of a certain market capitalization	● Customer satisfaction ● Employee satisfaction ● Ownership culture ● Compliance ● Diversity ● Sustainability

[Convenience translation]

The structure of the long-term variable remuneration component is as follows:

Target achievement (0 - 100%)
Company targets		Individual targets
Weighting: 50%	Weighting: 30%	Weighting: 20%
Revenue growth based on the audited consolidated IFRS financial statements	Increase in value for the Company's shareholders, measured in terms of the development of the ADR price	Two targets selected by the Supervisory Board

The key performance indicators and their values that lead to a target achievement of 0% or 100%, 100% (target) and 130% (cap) are determined by the Supervisory Board every three years before the close of the last of the three financial years for the new period of three financial years.

If the agreed target 1 (revenue growth) is exceeded by at least 1 percentage point, the long-term variable remuneration relating to target 1 is increased by 3 percentage points for each percentage point that target 1 is exceeded. For every 1 percentage point by which target 1 is missed, the variable remuneration is reduced by 3 percentage points. If the revenue target is missed by 15%, the long-term variable remuneration relating to target 1 is forfeited completely.

By reference to the target achievement and on the basis of the actual values from the financial year, the specific target achievement per key performance indicator or target is determined after the end of the reference period of three financial years and combined to produce a weighted average. The percentage of the weighted target achievement multiplied by the individual bonus target amount equals the bonus payment amount for the past financial year. No payment is made if the total target achievement amounts to 0%. The maximum amount of this long-term remuneration component is 130% of the Management Board member's gross annual salary at the beginning of the respective assessment period.

The long-term variable remuneration is paid entirely in cash. The payment is made six weeks after the presentation of the Company's audited consolidated IFRS financial statements for the third calendar year of the assessment period, or at the latest with the remuneration at the end of June of the year following the third calendar year of the

[Convenience translation]

assessment period. If a member leaves the Management Board during the financial year, the long-term variable remuneration is calculated after the end of the year following the third calendar year of the assessment period (pro rata temporis) and granted at the usual payment date.

(iii)	Procedure

Upon the proposal of the Remuneration Committee, the performance criteria and the key performance indicators as well as focus topics, including the methods for measuring performance and their respective weighting for the next three financial years, are determined by the Supervisory Board for a period of three financial years in each case before the close of the third calendar year of the assessment period.

The Supervisory Board defines the specific targets for the key financial indicators that lead to a target achievement of 0% to 130%, as well as the specific individual targets for each Management Board member. After the end of the three-year assessment period, the target achievement for the respective key performance indicators is calculated and the resulting actual remuneration is determined. The specific targets and the degree of target achievement are disclosed in a transparent manner in the remuneration report. At the same time, it is explained how, by means of the selected performance criteria and key performance indicators, the long-term variable remuneration promotes the long-term development of the Company and how the variable remuneration amount is calculated. The target figures, the lower and upper limits as well as the respective degree of target achievement with regard to the Company targets are published ex post.

All performance criteria, key performance indicators or focus topics as well as target values do not change during the three-year assessment period. The target values are also not subsequently changed. In accordance with the recommendation of the German Corporate Governance Code (GCGC), the Supervisory Board can, in justified rare exceptional cases, take due account of extraordinary developments when setting targets. This can lead to either an increase or a decrease in the long-term variable remuneration amount paid. Examples of extraordinary developments during the financial year are unusual and far-reaching changes in the economic situation (such as pandemics or major economic crises) that render the original Company targets invalid unless such changes were foreseeable.

Generally unfavorable market developments are expressly not deemed to be extraordinary developments during the financial year. In the event of a significant deterioration of the economic situation of

[Convenience translation]

the Company after the determination of the remuneration, the Supervisory Board shall have the right to reduce the long-term variable remuneration to an appropriate amount, to the extent that the remuneration would otherwise appear to be unreasonable. If there are extraordinary developments that require an adjustment, this is reported in detail and transparently in the annual remuneration report.

(c)	Possibility of long-term variable share-based remuneration

The Supervisory Board can decide to replace part of the long-term variable remuneration component with the granting of stock options or virtual stock options. The issuing of real stock options requires a corresponding authorization from the Annual General Meeting.

The Supervisory Board can replace up to 30% of the long-term variable remuneration component with stock options or virtual stock options. The target remuneration for the long-term variable component and the value of the options or virtual options at the time they are granted must be used as a basis for calculating the 30% threshold value.

In the event that such stock options or virtual stock options are granted, the waiting period before they can be exercised will be at least four years. The performance target has been achieved if, in the period between the granting of the stock options and the beginning of the exercise window in which the stock options are intended to be exercised, the price of the ADRs representing the shares of the Company has exceeded the price of the ADRs at the time of issue by more than 20% over a period of at least 90 consecutive trading days. In the event that stock options are issued, the authority of the Annual General Meeting to define a different performance target remains unaffected. The Supervisory Board will only make use of an authorization to issue genuine stock options if said authorization granted by the Annual General Meeting contains specific provisions limiting the profit that can be generated with the options.

9.	Remuneration caps (variable remuneration limit and maximum remuneration)

For all variable remuneration elements, success orientation and sustainability are the basic ideas in measuring success. The Supervisory Board ensures that the targets set for the variable remuneration are challenging, while aiming to guarantee a balanced risk/reward profile. For this reason, the variable remuneration is structured such that it can be reduced down to zero if the targets are not achieved. Both the short-term and the long-term variable remuneration are limited through the definition of a cap.

In addition, pursuant to sec. 87a para. 1 sentence 2 number 1 AktG, the Supervisory Board has determined a maximum level of remuneration for the Chair of the Management Board and an ordinary Management Board member; this remuneration

[Convenience translation]

comprises all fixed and variable components. The maximum remuneration is the highest amount and therefore the actual maximum pay for the financial year in question, taking into account the fixed remuneration (including the base remuneration, fringe benefits and retirement benefits), the short-term variable remuneration (bonus) and the long-term variable remuneration. Furthermore, the maximum remuneration includes possible additional benefits awarded under individual agreements. The maximum remuneration therefore constitutes the maximum expense incurred by voxeljet AG for the respective Management Board member. The maximum annual remuneration in the financial year 2021 amounts to:

Chair of the Management Board	EUR 650,000
Member of the Management Board	EUR 550,000

The Supervisory Board points out that these amounts do not constitute the total target remuneration deemed appropriate by the Supervisory Board, but merely an absolute upper limit that could be achieved by a member of the Management Board at most in the event of optimum target achievement and a significant increase in the price of voxeljet ADRs.

In respect of the stock option plan and the virtual stock option plan, it is ensured that the benefit associated with the payment received does not exceed the amount of the maximum remuneration in the respective year. In addition, the maximum profit from the stock options is limited because there is an obligation not to exercise the stock options if a specific amount has been exceeded. If the maximum remuneration is exceeded, stock options or virtual stock options are forfeited accordingly, unless the Annual General Meeting stipulates otherwise as part of the authorization to issue genuine stock options.

If the Annual General Meeting resolves a reduction in the maximum remuneration determined under the present remuneration system, the Supervisory Board will take this vote into account when entering into or extending contracts of service of Management Board members.

10.	Possibilities for the Company to claw back variable remuneration components

If, in their function as members of the Management Board, Management Board members commit a serious breach of duty intentionally or negligently, the long-term and short-term variable remuneration for the respective assessment period in which the breach of duty took place may be reduced partially or completely to zero by the Supervisory Board according to its duly exercised discretion ("malus rule").

[Convenience translation]

If the variable remuneration has already been paid, Management Board members must repay the amounts that, in accordance with the decision to reduce the variable remuneration, have been overpaid to them ("claw-back rule"). Moreover, in such cases, the Company is entitled to offset against other remuneration claims of Management Board members.

On October 26, 2022, the SEC adopted Exchange Rule 10D-1, which requires US securities exchanges to adopt listing standards requiring issuers to develop and implement written policies on the claw-back of variable remuneration ("Incentive Compensation Claw-back Rules"). According to these guidelines, in the event of necessary corrections to accounting documents, current and former Management Board members should be obliged to return variable remuneration components if the variable remuneration granted on the basis of the accounting documents to be adjusted subsequently proves to be too high. Malus and claw-back clauses will be agreed with Management Board members to ensure compliance with all requirements of Exchange Rule 10D-1 and the listing standards adopted thereunder and applicable to the Company.

Any claims for damages of voxeljet AG against the respective member of the Management Board shall remain unaffected by the agreement of a malus or claw-back rule.

11.	Legal transactions relating to remuneration

The remuneration of the Management Board members is determined in their contracts of service, with the variable remuneration components being defined by the Supervisory Board on the basis of this remuneration system. The term of the contracts of service of the Management Board members is tied to the duration of their appointment. The contracts of service of the Management Board members are entered into for the duration of their appointment and are extended in each case for the duration of their reappointment. The Supervisory Board adheres to the provisions of sec. 84 AktG with regard to the duration of appointment and reappointment. The term of appointment or contract for the first appointment of a member of the Management Board is generally three years.

In accordance with the provisions of stock corporation law, the contracts of service of the Management Board members do not provide for the possibility of ordinary termination; the right of both parties to terminate the contract of service of a Management Board member without notice for good cause remains unaffected. If a member joins or leaves the Management Board during a financial year, the remuneration is calculated pro rata temporis. This does not apply to the variable remuneration if the Company gives notice of extraordinary termination to Management Board members; in such a case, Management Board members are not entitled to payment of the variable remuneration for the financial year in which they leave the Company.

In the event of regular termination of the contract of service of a Management Board member, any outstanding variable remuneration components are settled in

[Convenience translation]

accordance with the recommendation of the German Corporate Governance Code (GCGC) according to the originally agreed targets and the due dates and waiting periods specified in the Management Board service contract.

A post-contractual non-compete covenant is agreed with each Management Board member for a duration of two years after the termination of the service relationship. The compensation in this regard amounts to 100% of the most recent fixed remuneration received for each year of the non-compete covenant, but no less than 50% of the most recent total annual remuneration received.

If the Company terminates the service relationship for good cause due to a breach of duty by the Management Board member, the Company has the right to renounce the non-compete covenant.

12.	Undertakings in connection with the termination of the appointment as a Management Board member

The remuneration system for the Management Board members also governs the amount of remuneration paid to Management Board members in the event of early termination of their service on the Management Board. Depending on the reason for the termination, the following provisions apply to the remuneration granted upon leaving office:

12.1	Termination by mutual agreement

In the event of early termination of a Management Board member's appointment on the basis of termination by mutual agreement of the contract of service, the total value of the benefits granted to the Management Board member by the Company under such an agreement is not to exceed the amount of remuneration expected to be owed by the Company for the original remaining term of the contract of service, with a maximum amount of two annual salaries. In the case of a post-contractual non-compete covenant, the severance payment is to be offset against the compensation.

12.2	Good cause for termination by voxeljet AG

There is no entitlement to the variable remuneration for the financial year in which the Management Board member leaves.

12.3	Change of control

Contracts concluded after the entry into force of this remuneration system do not include a benefit commitment for early termination due to a change of control.

[Convenience translation]

13.	Offsetting of remuneration for secondary activities by Management Board members

Secondary activities (such as public offices, positions on a supervisory board, board of directors or advisory board and similar positions, as well as appointments to scientific bodies) may be taken up by Management Board members to a very limited extent only. Such activities require the prior written consent of the Remuneration Committee of the Supervisory Board. As a rule, consent to take up more than two new supervisory board positions in external listed companies or similar functions will not be granted. This ensures that neither the time needed nor the remuneration granted for such a role leads to a conflict with the Management Board member's duties for voxeljet AG.

The remuneration for taking up a position at an affiliated company of voxeljet AG is covered by the remuneration defined in the contracts of service for Management Board members.

If Management Board members take up external supervisory board positions, the Supervisory Board will decide in each individual case according to its duly exercised discretion whether and to what extent the remuneration must be offset. Thereby, in particular the extent to which taking up the office is in the interests of the Company or the Management Board member is taken into account.

14.	Temporary deviation from the remuneration system

In exceptional cases, the Supervisory Board can, upon the proposal of the Remuneration Committee of the Supervisory Board, deviate temporarily from individual components of the remuneration system described above if this is in the interests of the Company's long-term well-being. This includes, for example, the adjustment of the remuneration system in the case of a significant change in the corporate strategy so that adequate incentives are provided, or in the event of far-reaching changes in the economic situation (due to pandemics or severe economic crises, for example) that render the original performance criteria and/or key performance indicators of the remuneration system invalid, unless the specific effects were foreseeable. Generally unfavorable market developments are expressly not deemed to be extraordinary developments.

From a procedural perspective, such a deviation requires an express resolution of the Supervisory Board, in which the duration as well as the actual nature of the deviation, along with the reason for it (i.e. why the Company's long-term well-being requires the deviation), are specifically described in an appropriate form. The components of the remuneration system from which the Supervisory Board can deviate in exceptional cases are the procedure, the rules on the structure and amount of the remuneration as well as the individual remuneration components and in particular the performance criteria. Factually, the Supervisory Board may deviate from both the respective relative share of the individual remuneration components as well as their respective prerequisites. The Supervisory Board can also temporarily determine a different level of base remuneration in individual cases, if this is in the interests of the Company's long-term well-being; however, the level determined

[Convenience translation]

must not exceed the maximum remuneration defined by the Annual General Meeting.

15.	Transparency and documentation

Immediately after a resolution of the General Meeting approving the remuneration system, the resolution and the remuneration system are made publicly available free of charge on the website of voxeljet AG in accordance with sec. 120a para. 2 AktG for the duration of the validity of the remuneration system, but for at least ten years.

Additionally, pursuant to sec. 162 AktG, the Management Board and the Supervisory Board prepare each year a clear and understandable report ("Remuneration Report") regarding the remuneration granted and owed by the Company and by companies of the same group to each individual current and former member of the Management Board and the Supervisory Board in the past financial year. The Remuneration Report must be audited by the auditor of the financial statements. The Annual General Meeting resolves on the approval of the Remuneration Report for the preceding year, which was prepared and audited pursuant to sec. 162 AktG. The remuneration report and the auditor's report are made publicly available by the Company on the website of voxeljet AG free of charge for a period of ten years from the date of the Annual General Meeting resolution on the approval.

V. Supplementary information for Item 14

Abstract system of remuneration for the members of voxeljet AG's Supervisory Board

Pursuant to art. 14 of the Company's Articles of Association, the remuneration of the members of voxeljet AG's Supervisory Board is approved by the Annual General Meeting. According to the proposed resolution outlined above, the Supervisory Board members receive fixed remuneration for their activities, the amount of which specifically depends on the duties assumed on the Supervisory Board and/or its committees. No variable remuneration is provided for. The planned rules are intended to apply from financial year 2024.

The system of remuneration for the Supervisory Board members, on which the proposed resolution is based, is described in detail below (information pursuant to sec. 113 para. 3 sentence 3 in conjunction with sec. 87a para. 1 sentence 2 AktG):

a)

The system of remuneration for the Supervisory Board members provides for purely fixed remuneration without any variable components or share-based remuneration. Granting purely fixed remuneration is in line with the common prevailing practice of other listed companies and has proved worthwhile. The Management Board and Supervisory Board take the view that purely fixed remuneration of the Supervisory Board members is the most suitable way of strengthening the Supervisory Board's independence and of taking into account the advisory and supervisory role of the Supervisory Board to be fulfilled regardless of the Company's performance. Purely

[Convenience translation]

fixed remuneration is also provided for in the recommendation under margin no. G 18 sentence 1 of the German Corporate Governance Code.

b)	The Supervisory Board's remuneration consists of the following components:

The annual fixed remuneration amounts to EUR 60,000 for the Chair of the Supervisory Board, EUR 45,000 for the Deputy Chair and EUR 30,000 for every other Supervisory Board member. In line with the recommendation of the German Corporate Governance Code, the increased time needed to perform the duties of Chair and Deputy Chair is taken into account in the calculation of the remuneration.

The chair of the audit committee receives an additional annual remuneration of EUR 20,000 for the duration of their appointment as chair. The chair of the compensation and nomination committee receives an additional annual remuneration of EUR 10,000 for the duration of their appointment as chair. For example, if the Chair of the Supervisory Board simultaneously takes up the position of chair of the audit committee, this person receives annual totaling EUR 80,000.

The Supervisory Board members are included in a D&O insurance policy for officers that is maintained by the Company. The premiums for this policy are paid by voxeljet AG. Furthermore, the Company reimburses each Supervisory Board member for the expenses incurred by them in the course of their duties as a Supervisory Board member as well as for any VAT payable on their remuneration.

The amount and structure of the Supervisory Board's remuneration reflects market conditions and ensures that the Company will remain able to attract and retain outstandingly qualified candidates for the Supervisory Board in the future. This is a prerequisite for the best possible fulfillment of the Supervisory Board's advisory and supervisory activities, which in turn make a key contribution to promoting voxeljet AG's business strategy and long-term development.

c)

The remuneration for service on the Supervisory Board is due and payable in each case after the close of the Annual General Meeting that receives the annual financial statements for the past financial year or decides upon their approval.

d)

The remuneration of the Supervisory Board members is definitively set when the Annual General Meeting has adopted the approval resolution. There are no ancillary or additional agreements. The remuneration is linked to the duration of the appointment of a Supervisory Board member. A Supervisory Board member whose membership does not cover a full financial year is remunerated pro rata temporis, with the duration of their membership being rounded up to whole months. This provision applies accordingly to the Chair or Deputy Chair of the Supervisory Board or the chair of a committee. No commitments have been made regarding the payment of compensation for dismissal, nor do any pension or early retirement benefit arrangements exist.

e)

As the advisory and supervisory activities of the Supervisory Board members differ fundamentally from the duties of voxeljet AG's employees, a vertical comparison with employee remuneration is not a suitable criterion for determining whether the Supervisory Board remuneration is appropriate.

f)

The remuneration of the Supervisory Board is resolved by the Annual General Meeting upon the proposal of the Management Board and the Supervisory Board. At regular intervals, at the latest every four years, the Management Board and the

[Convenience translation]

Supervisory Board conduct a review as to whether the amount and the structure of remuneration still reflect market conditions and are still appropriate in relation to the duties of the Supervisory Board and the situation of the Company. In the course of this review, they may seek advice from an external remuneration expert. If there is reason to change the remuneration of the Supervisory Board, the Management Board and the Supervisory Board will submit a proposed resolution to this effect to the Annual General Meeting. Any conflicts of interest during the review of the remuneration system are prevented by the statutory distribution of powers, as the final decision-making authority regarding the remuneration of the Supervisory Board members lies with the Annual General Meeting, to which the Management Board and the Supervisory Board submit a proposed resolution. This means that a system of reciprocal control is already provided for under the law.

VI. Further information and notices

Total number of shares and voting rights

At the time of this convocation of the Annual General Meeting, the share capital of the Company amounts to EUR 9,134,724.00. It is divided into 9,134,724 registered no-par value shares. One no-par value share entitles the holder to one vote in the Annual General Meeting, which means that the total number of voting rights is 9,134,724. The Company does not hold any treasury shares.

Requirements for the right to take part in the Annual General Meeting and the right to vote

Pursuant to art. 16 para. 1 of the Articles of Association, all shareholders who are entered in the share register of the Company and who register in due time for the Annual General Meeting are permitted to attend the Annual General Meeting and to exercise their voting rights.

Registrations for attendance must be received by the Company before the expiry of

Thursday, May 18, 2023 (24:00 hrs CEST) ("registration deadline")

at the following address in text form (§ 126b BGB (Bürgerliches Gesetzbuch - BGB)) in German or in English:

voxeljet AG
Management Board
Am Silbermannpark 1b
86161 Augsburg
Email: hv2023@voxeljet.de

In relation to the Company, rights and obligations arising from shares exist only for and against the person entered in the share register pursuant to sec. 67 para. 2 sentence 1 AktG. For the exercise of participation and voting rights, the registration status of the share register on May 18, 2023, 24:00 CEST (relevant record date, also referred to as "technical record date") shall be decisive, because from May 19,

[Convenience translation]

2023, 0:00 CEST, until the end of the Annual General Meeting on May 25, 2023, no registrations will be made.

Registering shares for the Annual General Meeting does not mean that they are blocked from sale after the registration deadline. Shareholders can thus continue to freely dispose of their shares after registering them for the Annual General Meeting. However, it should be noted that anyone who uses shares of another party in order to exercise rights at the Annual General Meeting without being authorized to represent that other party and without the latter's consent is committing an administrative offence pursuant to sec. 405 para. 3 no. 1 AktG. Since, in relation to the Company, rights attaching to shares exist only for the person entered in the share register and no more registrations will be made from May 18, 2023, 24:00 CEST, until the conclusion of the Annual General Meeting on May 25, 2023, a disposal of shares may have an effect on the right to participate and vote.

Holders of American Depositary Shares may obtain further information from the Custodian Citibank N.A. – ADS Shareholder Services under the telephone number +1-877-248-4237. Please note that this telephone number is available from 8:30 AM to 6:00 PM EST (Eastern Standard Time).

Procedure for attendance and voting by proxy

Shareholders who have duly registered for the Annual General Meeting may have their right to attend and vote at the Annual General Meeting exercised by a proxy, e.g. the custodian bank, a shareholders' association or another person of their choice. As a rule, the proxy must be issued and revoked in text form, and proof of the issuing of the proxy must be provided to the Company in text form (sec. 126b BGB). Notwithstanding the foregoing, the authorization of intermediaries, shareholders' associations, voting advisors within the meaning of section 134a para. 1 no. 3, para. 2 no. 3 AktG or any other person deemed equivalent to intermediaries pursuant to section 135 para. 8 AktG, the special regulations in sec. 135 AktG apply to the authorization of intermediaries, shareholders' associations, voting advisors within the meaning of § 134a para. 1 no. 3, para. 2 no. 3 AktG or other persons deemed equivalent to intermediaries in accordance with § 135 para. 8 AktG.

Proxy forms that can be used for issuing a proxy can be requested from the Company at the following address:

voxeljet AG
Management Board
Am Silbermannpark 1b
86161 Augsburg
Fax: +49 821 7483 111

Email: hv2023@voxeljet.de

Furthermore, proxy forms can be downloaded online at the following address:

http://investor.voxeljet.com/

[Convenience translation]

In particular, intermediaries, shareholders' associations and voting advisors within the meaning of sec. 134a para. 1 no. 3, para. 2 no. 3 AktG, or any other person with equivalent status to intermediaries pursuant to sec. 135 para. 8 AktG, to whom/which proxies are issued can use the same forms to issue proxies of their own.

Proof of a proxy issued to a designated person can be provided by such a person presenting the proxy in order to gain admission on the date of the Annual General Meeting. When sending the proof of authorization by post, by fax or electronically by email, the above address provided by the Company is to be used. The cancellation of a proxy already issued may also be submitted directly to the Company using the aforementioned communication channels.

Motions to make additions to the Agenda pursuant to sec. 122 para. 2 AktG

Shareholders whose shares, together or individually, account for one twentieth of the share capital (corresponding to 456,737 shares of the Company) may request that items be placed on the agenda and announced (request for additions). Each new item must be accompanied by reasons for raising the item or a proposed resolution. Furthermore, the applicants must prove that they have been holders of the shares for at least 90 days prior to the date of receipt of the request (not including the date of receipt) and that they will hold the shares until the decision of the Management Board on the request for additions.

The request for additions must be addressed to the Management Board of the Company in writing, and must be received at least 30 days before the Annual General Meeting (the date of the Annual General Meeting and the date of receipt are not counted), i.e. no later than by the end of April 24, 2023 (24:00 hrs CEST). Please therefore send any corresponding requests for additions to the following address:

voxeljet AG
Management Board
Am Silbermannpark 1b
86161 Augsburg
Fax: +49 821 7483 111

Email: hv2023@voxeljet.de

Proper requests for additions to the agenda shall be announced by the Company in the same manner as the convocation without undue delay after receipt of the request for additions, unless they have already been announced with the convocation.

Counter-motions and election nominations by shareholders pursuant to secs. 126 para. 1, 127 AktG

Furthermore, any shareholder is entitled to file counter-motions with regard to the agenda items as well as to make election nominations.

The Company will make any applications from shareholders, including the name of the shareholder, the reasons and any comments by the management, available at

[Convenience translation]

http://investor.voxeljet.com/

if the shareholder has, at least 14 days before the meeting, i.e. by May 10, 2023 (24:00 hrs CEST), sent the Company a permissible counter-motion with regard to a proposal by the Management Board and/or the Supervisory Board concerning a specific agenda item, including reasons, to the following address:

voxeljet AG

Management Board

Am Silbermannpark 1b

86161 Augsburg

Email: hv2023@voxeljet.de

A counter-motion does not need to be published if one of the exclusion criteria under sec. 126 para. 2 AktG has been met. The reasons do not need to be published if they consist of more than 5,000 characters in total.

These provisions apply mutatis mutandis to election nominations by shareholders. However, reasons do not need to be stated for election nominations. Moreover, election nominations do not have to be published if the election nomination does not contain the name, the practiced profession and the place of residence of the proposed candidate, as well as, in the event of the election of Supervisory Board members, information about their membership of other supervisory boards that must be established by law. Furthermore, a nomination for the election of members of the Supervisory Board must contain information concerning their membership of comparable German and foreign supervisory bodies of business enterprises.

Right to information pursuant to sec. 131 para. 1 AktG

Pursuant to sec. 131 para. 1 AktG, the Management Board is obliged to provide any shareholder with information on matters relating to the Company upon request at the Annual General Meeting, provided that such information is necessary for a proper assessment of an agenda item. This duty to provide information also extends to the legal and business relationships of the Company with an affiliated company as well as the situation of the Group and the companies included in the consolidated financial statements, also provided that the information is necessary for a proper assessment of an agenda item. The Management Board may refrain from answering individual questions for the reasons stated in sec. 131 para. 3 AktG.

Under § 18 para. 3 of the Articles of Association, the Chair is authorized to restrict a shareholder’s right to speak and to ask questions to a reasonable amount of time.

Further explanations and information on the Company's website, availability of documents

Once the Annual General Meeting has been convened, all information and documents are made available at

http://investor.voxeljet.com/

pursuant to sec. 124a AktG. After the Annual General Meeting, the results of the voting will be published on the same website. All documents that must be made accessible

[Convenience translation]

for the Annual General Meeting by law will be available for inspection during the Annual General Meeting.

Note on data protection

The protection of your personal data and its processing in conformity with the law are extremely important to us. We process the personal data provided by you in your registration for the Annual General Meeting in order to enable you to exercise your rights at the Annual General Meeting. Detailed information on the processing of your personal data is available in a clearly summarized form in one place in our data protection statement. The data protection statement is available to be viewed and downloaded on the Company's website at http://investor.voxeljet.com/.

Augsburg, April 2023

The Management Board